UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 3
                                       TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                          UNDER SECTION 12(B) OR 12(G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                             NUPRO INNOVATIONS INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)

               Delaware                                        86-0893269
    -------------------------------                       ----------------------
    (State or other jurisdiction of                         (I.R.S. employer
     incorporation or organization)                       identification number)


3296 East Hemisphere Loop, Tucson, Arizona                     85706-5013
------------------------------------------                     ----------
 (Address of principal executive offices)                      (Zip Code)

                                 (520) 547-3510
                           ---------------------------
                           (Issuer's Telephone Number)

           Securities to be registered under Section 12(b) of the Act:

                                      None

           Securities to be registered under Section 12(g) of the Act:

                     Common Stock, par value $.001 per share

                                EXPLANATORY NOTE

     The Company is filing this Form 10-SB Registration Statement on a voluntary basis in order to comply with recently enacted rules of the National Association of Securities Dealers, Inc., which require, among other things, the Company to become a reporting company with the Securities and Exchange Commission ("SEC") under Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order for the Company to remain eligible for listing on the Over-the-Counter Bulletin Board.

     NUPRO(TM) AND NUPRO INNOVATIONS(TM) ARE TRADEMARKS OR TRADE NAMES OF THE COMPANY.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     This Form 10-SB Registration Statement contains express or implied forward-looking statements. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission, in its press releases, quarterly conference calls or otherwise. The words "believes," "expects," "anticipates," "intends," "forecasts," "projects," "plans," "estimates," and similar expressions identify forward-looking statements. Such statements reflect the Company's current views with respect to future events and financial performance or operations and speak only as of the date the statements are made. Such forward-looking statements involve risks and uncertainties and readers are cautioned not to place undue reliance on forward-looking statements. The Company's actual results may differ materially from such statements. Factors that cause or contribute to such differences include, but are not limited to, the Company's limited operating history, lack of product diversification, lack of sales, the risks of rapid growth, the Company's dependence on key personnel, uncertainty of acceptance of the NuPro Material, changes in economic conditions, and an inability to obtain financing, as well as those discussed elsewhere in this Form 10-SB. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans, or expectations contemplated by the Company will be achieved. The Company undertakes no obligation to publicly update, review, or revise any forward-looking statements to reflect any change in the Company's expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based.

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL


     NuPro Innovations Inc. was incorporated in the Canadian Province of Ontario on November 27, 1996, as TracTop Distributing Inc. On August 7, 1997, TracTop Distributing Inc. was domesticated in the State of Delaware in the United States of America under the name "NuPro Innovations Inc." When used in this registration statement, unless the context requires otherwise, the term "Company" or "NuPro" refers to NuPro Innovations Inc., a Delaware corporation (formerly known as TracTop Distributing Inc., an Ontario, Canada corporation), and NuPro Innovation Mexico S.A. de C.V., which is a majority owned subsidiary of NuPro , incorporated under the laws of the United Mexican States ("Mexico"). The Company is a development stage corporation with its principal offices located at 3296 East Hemisphere Loop, Tucson, Arizona 85706-5013. The Company's telephone number is (520) 547-3510 and its web site is www.nuproinnovations.com. Information on the Company's web site does not constitute part of this registration statement.

     Pursuant to an asset purchase agreement, effective December 1, 1998 (the "Purchase Agreement"), the Company acquired (the "TrucTech Acquisition") substantially all of the assets and liabilities of TrucTech, Inc., a Georgia corporation ("TrucTech"). Pursuant to generally accepted accounting principles in the United States of America ("U.S. GAAP"), the TrucTech Acquisition is accounted for as a "reverse acquisition" whereby NuPro is considered the acquired corporation, and TrucTech is considered the surviving corporation. The net effect of the TrucTech Acquisition is that, as of the acquisition date, NuPro acquired all of the outstanding stock of TrucTech. Under the terms of the TrucTech Acquisition, the Company acquired TrucTech's assets and assumed TrucTech's liabilities in exchange for 7,333,333 shares of the Company's common stock, par value $0.001 per share ("Common Stock"), which represented approximately 73% of the Company's outstanding Common Stock immediately following the TrucTech Acquisition. Pursuant to the TrucTech Acquisition, the Company acquired the use of and the right to commercialize a composite plastic industrial engineering material (the "NuPro Material"). Certain directors, officers, employees, and stockholders of the Company were also directors, officers, employees, and stockholders of TrucTech. See "Certain Relationships and Related Transactions". The Company does not currently anticipate any additional significant corporate acquisitions or dispositions in the next 12 months.

NUPRO MATERIAL

     The NuPro Material is a polyester/epoxy hybrid created by the reactions of several primary chemical compounds facilitated by chemical inhibitors, accelerators, catalysts, and promoters. The NuPro Material can be made in a variety of formulations to generate differing properties, which enables it to be used in a number of different product applications. The Company believes that the NuPro Material represents an advancement in polyurea technology because the processing of the hybrid composite material does not require either external heat or a high-pressure environment.

     The NuPro Material, which is composed of certain chemicals that are structured to be receptive to combining with other chemical compounds to create stronger and more complete molecular structures with varying properties, is characterized by certain high performance mechanical properties that allow it to compete with steel, alloys, wood, plastic, fiberglass, and plastic foam in many product applications. The Company believes that a significant cost advantage of the NuPro Material may result from the elimination of a standard plastics manufacturing step - the interim process of compounding the raw feeds of petrochemical derivatives into raw plastics, and continuing the process by reheating, pressing, and reforming the compounds into a finished product. With the NuPro Material, the finished products are derived directly from the chemical reaction of certain raw liquid feedstocks. As a result, the Company believes that the production process for product applications with the NuPro Material is more simple and inexpensive than the manufacturing process of product applications with many of the competing industrial materials.

     Krida Overseas Investment Trading Limited, an entity incorporated in Cyprus ("Krida Overseas"), which is controlled by Luba Veselinovic, President and Chief Executive Officer of the Company, owns the technology relating to the NuPro Material and licenses to the Company the right to use and market the NuPro Material in its operations pursuant to the Technology License Agreement (the "Krida License") between the Company and Krida Overseas. See "Certain Relationships and Related Transactions."

BUSINESS STRATEGY

     The focus of the Company will be to provide unique platform technology and solutions for the challenges faced by manufacturers with respect to the materials used for various industrial applications. The Company believes that customers that manufacture products with the NuPro Material may realize certain competitive advantages with respect to product performance and costs of production.

     The  Company's  business  strategy  includes  (i)  identifying  large-scale manufacturing, industrial, and commercial market segments in which the substitution of the NuPro Material for existing conventional materials will provide the user with a higher quality product at a lower price, (ii) furnishing the Company's customers with turnkey manufacturing packages, including, without limitation, training with respect to the manufacturing process, for a particular product application of the NuPro Material, and (iii) supplying its proprietary materials, which are the chemicals necessary for creating the NuPro Material, for the manufacturing process. The Company anticipates that the proprietary materials necessary to create the NuPro Material will initially be manufactured in Mexico.

     In implementing its business strategy, the Company has identified the following areas of emphasis:

     * DEVELOP AND INTRODUCE NEW PRODUCT APPLICATIONS. The Company believes that it must continue to develop and offer manufacturers new product applications for the NuPro Material.

     * EVALUATE ACQUISITION OR STRATEGIC ALLIANCE OPPORTUNITIES. The Company evaluates acquisition opportunities and potential strategic alliances on an on-going basis and at any given time may be engaged in discussions with respect to possible acquisitions or strategic alliances. The Company may seek strategic acquisitions or create strategic alliances that could complement the Company's current or planned business activities. The Company, however, does not currently anticipate any additional significant corporate acquisitions in the next 12 months.

     * INTEGRATE ACQUISITIONS AND STRATEGIC ALLIANCES. The Company must integrate the entities or assets that it has acquired into its business and coordinate its operations with other entities as part of any strategic alliance.

MANUFACTURING PROCESS OF NUPRO MATERIAL

     The NuPro Material is a polyurethane/epoxy or polyester/epoxy hybrid created by the chemical reactions of several primary compounds facilitated by chemical inhibitors, accelerators, catalysts, and promoters. The NuPro Material is produced directly from its chemical constituents without the need to create an intermediate plastic medium as is required for most conventional plastics. By varying the proportions of the primary compounds, the Company is able to determine the nature of the composite material produced. By controlling the rate at which the chemical reactions occur and the points at which they are stopped with certain chemical facilitators, the Company may define the physical and performance characteristics of the material, which allows the Company to tailor the properties of the NuPro Material to the specific product application for which it will be used.

     The NuPro Material is produced by mixing various chemical components in a multi-step process. The Company anticipates that the production process will be performed at different facilities. First, the Company will pre-mix the proprietary component of the NuPro Material at its facilities. During this pre-mixing process, the chemical combination and inhibitors produce and release heat. With the manipulation of the free radicals in the chemical components, the Company can create different formulations of the NuPro Material with differing properties for different product applications. Second, various generic chemical components will be mixed at the manufacturing facility where the manufacture of the final product containing the NuPro Material will occur. Certain chemical components will serve as catalysts, promoters, and accelerators and will cause a reaction to produce the NuPro Material. At the manufacturing facility, the liquid components of the NuPro Material will be stored in separate conventional storage tanks. Conventional low-pressure liquid pumps will be used to pump the liquid components through hoses to a mixing head and nozzle at the site of the molds to be filled.

     Products made with NuPro Material may be formed by casting in a closed mold or by spraying the chemicals into an open mold. The molds may be constructed with a wide range of materials depending on the product application. The casting is known as a low-pressure cold molding process because neither high pressure nor heat is applied to effectuate the chemical reactions that form the NuPro Material. High clamping forces are not required for the molds because the injection process of the liquid components of the NuPro Material into the molds occurs at a low pressure. Even after the initial curing process, the NuPro
Material is still soft and pliable. Final curing occurs after the product is removed from the mold and placed on a curing buck, which is identical in shape to the mold. During the final curing, the chemical reaction of the chemical components locks the molecular structure of the product into final form. Any required trimming or finishing of the product can be completed during the final curing. Because of this process, molds for the NuPro Material may be light, compact, and low in cost relative to molds required for the conventional plastic injection molding processes.

PRODUCT APPLICATIONS


     The Company is in the process of establishing customer relationships for the development of several product applications for the NuPro Material. Such development will include feasibility studies, product design and engineering, prototype model and mold fabrication, prototype manufacture, testing, and customer approval. To date, prospective customers for pallets, deck boards, golf drivers, and food processing trays have funded all or a portion of the development process for their respective product applications. In addition, the Company has developed applications for the NuPro Material for a truck bed enclosure ("TracTop") and is in the process of developing a pallet top. The Company anticipates that it will begin manufacturing certain product applications by the first quarter of fiscal 2001.


     TRACTOP. TracTop is a permanently installed retractable, self-storing truck-bed enclosure that enables its users to make fast and easy conversion between covered and open-bed operation. The Company plans to offer TracTop in different sizes and designs to allow for the use of TracTop in many different makes, models, and sizes of trucks. TracTop's key features include accessibility to truck-bed, security and protection of cargo, ease of operation, and attractiveness of design.

     The Company's TracTop product application is subject to a perpetual patent agreement, as amended, dated as of August 10, 1988, that assigns the U.S. patent and other rights related to the TracTop product application to the Company and permits the Company to manufacture and sell the TracTop product. In connection with the patent agreement, the Company must pay a royalty fee of $5.00 per unit of TracTop product and an amount equal to $150,000 from profits of TracTop products sold to certain independent third parties. To date, the Company has no sales of its TracTop product and, as a result, has paid no royalties pursuant to the patent agreement.

     The Company intends to develop a distribution network for TracTop, either directly or through strategic alliances in the United States. In the Mexican market, the Company anticipates that the TracTop product will be manufactured pursuant to an oral agreement with TopTrac S.A. de C.V., an entity incorporated under the laws of Mexico, which is a strategic partner of the Company located in Mexico and controlled by Ernesto Zaragoza de Cima, a Vice President and director of the Company.


     Through the product development of TracTop, the NuPro Material has been internally tested over a nine-year period under real world conditions. Although the Company has internally performed the testing of the NuPro Material and product applications of the NuPro Material in an effort to safeguard the Company's proprietary knowledge, the Company's testing procedure was partly created by an independent consultant from Ontario, Canada. As part of the testing process, TracTop and its inherent production material have been evaluated under severe cold, hot, and humid conditions. To date, the NuPro Material has provided satisfactory results according to the Company, in its TracTop application in road testing on a variety of different makes, models, and sizes of trucks. The manufacturing process for the TracTop product application for the NuPro Material has also been tested on a full production scale and has achieved satisfactory results to date.


     PALLETS. The first pallet prototype made with the NuPro Material (the "NuPro Pallet") has been completed and internal testing has achieved favorable results to date. Based on the results of testing to date, the Company believes the established performance, weight, and price standards of the NuPro Pallet makes it competitive in the industry. As testing continues, certain engineering and design modifications may be made to enhance the performance of the NuPro Pallet.

     Negotiations are currently in progress with other parties for the purchase of turnkey manufacturing lines with respect to the pallet product and other applications for the NuPro Material. The Company anticipates that it will begin providing turnkey manufacturing lines and the NuPro Material to manufacturers for the production of pallets with the NuPro Material by the first quarter of fiscal year 2001.

     DECK BOARDS. In February 1998, the Company entered into an oral agreement with Erwin Industries Inc. ("Erwin Industries") of Atlanta, Georgia, for the design, feasibility study, engineering, and prototyping of an innovative design for a deck board at a cost of $30,000. The Company is negotiating a contract with Erwin Industries relating to the manufacture of deck boards with the NuPro Material, which the Company believes may consist of approximately $2,200,000 for two turnkey manufacturing lines and up to $15,000,000 annually for the supply of chemicals to such manufacturing lines operating at full production levels after start-up phase-in based upon Erwin Industries manufacturing projections and initial specifications of one 16-foot deck board per minute and a 24-hour per day manufacturing schedule. Certain production scale manufacturing tests with a full-size production mold must be completed prior to contract finalization. Pricing of this production mold design, engineering, and manufacturing is being completed for submission to Erwin Industries for approval and payment. There is no assurance that the Company and Erwin Industries will be able to reach a final agreement with respect to the manufacturing of the deck boards with NuPro Materials on terms that will be favorable to the Company if at all. The Company anticipates that it will be ready to provide turnkey manufacturing lines and the NuPro Material to manufacturers for the production of deck boards with the NuPro Material by the first quarter of fiscal year 2001.


     NUPRO GOLF DRIVER. The Company entered into an oral agreement with Strategic Machinery Solutions of Atlanta, Georgia, in June 1998 (the "Strategic Machinery Agreement") for the prototyping of a golf club with the head to be manufactured with the NuPro Material. The Company has delivered first and second prototypes to the developer and are currently undergoing field testing and evaluation. Initial performance of the NuPro Material and the driver technology appears to be meeting the requirements for this application. The Strategic Machinery Agreement provides for the golf club to be manufactured by the Company at its Mexico plant as a joint venture with Strategic Machinery Solutions, on terms to be determined. In consideration for the Company's manufacture of the golf club, the golf club which will be initially limited to golf drivers, will be marketed under the name of the NuPro Driver.


     PALLET TOP. The Company is negotiating an agreement with NRPP Inc. of Atlanta, Georgia, a material handling sales and consulting organization, for the development of a pallet top product application of the NuPro Material. Consummation of an agreement with NRPP Inc. will not occur until the Company provides samples of the Pallet Top produced with the NuPro Material, which the Company does not expect to occur prior to the first quarter of fiscal year 2001. To date, initial design and market evaluation have been completed.

     FOOD PROCESSING TRAYS. A project for the manufacture of food processing trays has been prototyped and field tested. To date, the Company has been satisfied with the performance of such food processing trays. Production molds have been produced and product manufacturing of a small initial order for Nautico S.A. de C.V. of Guaymas, Mexico, a shrimp and seafood processing plant, has been scheduled to commence in the first quarter of fiscal year 2001.


CUSTOMERS; SALES AND MARKETING

     The Company anticipates that its customers will be manufacturers of different products developed with composite industrial materials. The Company expects that products developed with the NuPro Material will be distributed by such manufacturers to consumers. The Company plans to market the NuPro Material and its turnkey manufacturing packages to both existing manufacturers with established manufacturing operations and new manufacturers in need of a turnkey approach to the production process.

     To date, the Company has not incurred any expenses relating to the direct marketing and advertising of the NuPro Material and the Company's turnkey manufacturing packages. Instead, the Company's marketing strategy is to focus on establishing customer relationships and strategic partnerships with manufacturers at the outset of the Company's development of a specific product application of the NuPro Material. In some cases, the Company will seek funding from its strategic partner for the development process, which includes feasibility studies, product design and engineering, prototype model and mold fabrication, prototype manufacture, testing, and customer approval. After the development process is complete, the Company will provide the turnkey manufacturing process and proprietary chemicals for the manufacture of the product application with the NuPro Material. In certain cases in which the Company has received funding for the development costs of a particular product application from a strategic partner, the Company may provide exclusive rights to such partner for the use of the NuPro Material with respect to such particular product application.

     Although the Company has established several strategic relationships to develop certain product applications with the NuPro Material, the Company has no sales to date. The Company anticipates that all sales by the Company will be on a negotiated price basis. The Company does not expect to experience seasonable fluctuations in operations because sales of industrial materials are not seasonal in nature.

SUPPLIERS


     The production of the NuPro Material requires the supply of several primary chemical compounds, primarily raw petro-chemical feedstocks, that the Company believes are available from a number of suppliers in adequate supplies to meet the Company's expected needs. The Company has identified sources from Mexico and Venezuela that it anticipates will be the primary suppliers for the Company, however, the Company currently has no supply contracts for the purchase of such chemical compounds. The Company will require high-grade chemicals with specific properties for the NuPro Material. Accordingly, the Company expects to monitor shipments of chemicals closely for compliance with the Company's standards. Although the Company has had no difficulty in obtaining adequate supplies of chemicals to date, the Company anticipates that its needs for such chemicals will increase significantly when it begins to supply manufacturers with the proprietary chemicals necessary for the Company's turnkey manufacturing


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

packages. The Company's inability to obtain high-grade chemicals would have a material adverse effect on the Company's business, financial condition, and results of operations.


COMPETITION

     The Company competes with other manufacturers of composite industrial materials such as steel, plastics, fiberglass, and wood. While some of the Company's competitors compete only on a regional basis due to the significant relative impact of freight costs, the Company anticipates that it will initially attempt to market and sell the NuPro Material to manufacturers throughout the United States and Mexico. While many of the Company's competitors limit their services to one or more of the following: (i) design and prototype; (ii) producing machinery and tooling; or (iii) providing raw materials, the Company expects to provide all such services. The Company believes that it will compete with companies that serve existing manufacturers with established manufacturing operations seeking a less expensive manufacturing process or higher quality product, or new manufacturers in need of a turnkey manufacturing package for production.


     The Company's success requires its continued development of product applications and its sales and marketing of the NuPro Material to manufacturers. The Company's competitors in the steel, plastics, fiberglass, and wood businesses, among others, are more established and have greater name recognition and marketing resources than the Company. In addition, while the competing industrial materials have achieved market acceptance, the NuPro Material is still being commercialized and there is no assurance that it will be able to achieve and maintain market acceptance. See "Plan of Operation - Factors that May Affect Future Operating Results - Uncertainty of Acceptance of the NuPro Material." The Company's competitors also have greater financial resources than those available to the Company and certain competitors spend substantially greater amounts for advertising and promotion.

     The Company anticipates that it will compete principally through product quality and price. The Company believes that the NuPro Material's principal competitive strengths are (a) its variety of formulations that allow it to generate differing properties to address the different needs of varying product applications, such as durability, strength, and malleability, and (b) its cold molding production process that allows it to be manufactured in a more inexpensive manner than the standard plastics manufacturing process.


REGULATION AND ENVIRONMENTAL CONSIDERATIONS


     The Company is currently not subject to any environmental proceedings. During the year ended November 30, 1999, the Company did not make any material expenditure for environmental control facilities, nor does it currently anticipate any such future expenditures. Actions by international, federal, state, and local governments concerning environmental matters could result in laws or regulations that could increase the cost of producing the NuPro Material or otherwise adversely affect the demand for the Company's product applications. At present, during the Company's early stage of development, environmental laws and regulations do not have a material adverse effect upon the demand for the products made with the NuPro Material. However, certain of the Company's operations are subject to international, federal, state, and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage, and disposal of solid and hazardous wastes. While the Company has not had to make significant capital expenditures for environmental compliance, it cannot predict with any certainty its future capital expenditure requirements relating to environmental compliance because of continually changing compliance standards and technology. The Company does not have insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future. See "Plan of Operation - Factors that May Affect Future Operating Results - Environmental Liabilities."

     The Company is also subject to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state laws which impose liability without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or "PRPs") associated with the release or threat of release of certain hazardous substances into the environment. The Company has not been classified as a PRP under CERCLA. See "Plan of Operation - Factors that May Affect Future Operating Results - Environmental Liabilities."

RESEARCH AND DEVELOPMENT


     The Company maintains a continuing development program devoted to the NuPro Material and its product applications. Development activities include designing new and improved products and product applications, testing and enhancing chemical formulations to generate differing properties in the NuPro Material and prototype model and mold fabrications. The Company's development, pre-production, and administration expenditures were approximately $649,479 (precombination $644,958 by NuPro and $4,521 by TrucTech) and $679,980 for fiscal years 1998 and 1999, respectively. The Company anticipates that it will incur approximately $676,000 in research and development expenses during fiscal year 2000, including product testing and capital expenditures for research and development equipment. The Company completed its construction of new administrative and research and development offices in Tucson, Arizona, consisting of approximately 13,400 square feet during the first quarter of fiscal year 2000. See "Plan of Operation - Plant and Equipment."


INTELLECTUAL PROPERTY

     The Company's success depends, in part, upon its intellectual property rights relating to its production process and other operations. The Company anticipates that it will rely on a combination of trade secret, nondisclosure, and other contractual arrangements, confidentiality procedures, and patent, copyright, and trademark laws, to protect its proprietary rights. The Company has filed applications for the federal registration of its NuPro(TM)(TM) and NuPro Innovations(TM)(TM) marks.

     The Company uses proprietary technology for manufacturing the NuPro Material. The Company believes that the non-patented proprietary NuPro Material will be protected under trade secret, contractual, and other intellectual property rights that do not afford the statutory exclusivity possible for patented products and processes. To protect its proprietary technology, the Company mixes the proprietary component of the NuPro Material in a secure environment at one of its facilities. The production processes to manufacture products from the NuPro Material are not proprietary; however, there is a certain amount of "know-how" that the Company has gained which would hinder a person taking the NuPro Material and introducing it into the conventional manufacturing environment.

EMPLOYEES

     As of November 30, 1999, the Company had nine full-time employees, of whom four had executive or managerial responsibilities. None of the Company's employees are represented by a union. The Company considers its relations with its employees to be good.

     The Company anticipates that its potential growth may place significant demands on its managerial resources. The potential success of the Company's business is substantially dependent on the services of its senior management team and the services of Mr. Luba Veselinovic and Mrs. Elke Veselinovic. The Company does not currently have employment agreements with any of its executive officers or other key personnel. The loss of the services of its executive officers or other key personnel could have a material adverse effect on the Company. To address these risks, the Company must, among other things, continue to attract, retain and motivate qualified personnel. While the Company has been successful in attracting qualified personnel to date, there can be no assurance that the Company will be successful in attracting and retaining qualified personnel in the future.

INSURANCE


     The Company maintains general liability, automobile liability, and umbrella coverage insurance in amounts that it believes are customary for a company of its size engaged in a comparable industry. The Company also maintains worker's compensation and directors and officer's liability insurance coverage. There is no assurance that the Company will not be subject to claims in the future that its insurance may not cover or as to which its coverage limits may be inadequate.

ITEM 2. PLAN OF OPERATION.


     EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SUCH FORWARD-LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS REGARDING FUTURE EVENTS AND THE COMPANY'S PLANS AND EXPECTATIONS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS THAT RELATE TO THE COMPANY'S FUTURE PERFORMANCE. SEE "SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS."


OPERATIONS

     The Company has not had any revenues from operations since its inception. The Company believes that it has sufficient funds to satisfy its cash requirements for the next 12 months as a result of its offering of securities in units that included shares of Common Stock, unsecured convertible debentures, and warrants pursuant to Regulation S promulgated under the Securities Act of 1933, as amended, in July 1999 (the "Regulation S Offering"). The Company received $6,000,000 in proceeds from the Regulations S Offering. Under the Regulation S Offering, the Company issued warrants ("Regulation S Warrants") to acquire 1,500,000 shares of Common Stock. Each Regulation S Warrant provides the holder the right to purchase, subject to certain conditions, one share of the Company's Common Stock at $2.50 per share, for a total exercise price of $3,750,000. The Regulation S Warrants expire on December 31, 2000. See "Recent Sales Of Unregistered Securities." The Company currently has no other internal or external sources of liquidity, but anticipates that a substantial portion of the Regulaton S Warrants will be exercised before their expiration date. In addition, the Company anticipates that it may raise additional funds by way of equity or debt financing in the second or third quarter of fiscal year 2001. There is no assurance that the Company will be able to raise any additional funds through exercise of the Regulaion S Warrants or through equity or debt financings on terms that are favorable to the Company if at all.


RESEARCH AND DEVELOPMENT


     During the second and third quarters of 2000, the Company acquired testing equipment for approximately $250,000. The Company anticipates that it will continue research and development to enhance the technology of the NuPro
Material and existing product applications and create additional product applications for the NuPro Material over the next 12 months. The Company anticipates that such research and development expenses will be approximately $676,000 for the fiscal year 2000. The Company expects that the source of funds for such expenses will be the proceeds of its Regulation S Offering that closed in July 1999. See "Recent Sales of Unregistered Securities." Of the $676,000 in anticipated research and development expenses for the fiscal year 2000, (i) approximately $250,000 will be attributable to additional product testing and capital expenditures for testing equipment that the Company ordered during the second and third quarters of fiscal year 2000, (ii) approximately $42,000 is expected to be spent on personnel and labor expenses relating to the Company's research and development activities, and (iii) approximately $134,000 is expected to be spent on supplies and general overhead expenses relating to the Company's research and development activities. The Company currently anticipates that it will begin production of pallets and deck boards with the NuPro Material by the first quarter of fiscal year 2001. See "Factors that May Affect Future Operating Results."


PLANT AND EQUIPMENT


     During the first quarter of fiscal year 2000, the Company completed the construction of its new administrative and research and development offices in Tucson, Arizona, consisting of approximately 13,400 square feet at a cost of approximately $1,300,000. The purpose of the Company's Tucson offices is to provide research and development facilities to enhance the NuPro Material and existing product applications and to create new product applications. The Company's Tucson office will also serve as the Company's corporate headquarters and include, without limitation, the warehouse and display of finished products made with the NuPro Material and the training facilities of the Company's employees and future customers. The Company is currently in the process of constructing two manufacturing facilities in Guaymas, Sonora, Mexico, consisting of approximately 186,000 square feet. The Company completed the construction of the first phase of its manufacturing facilities, which includes approximately 32,000 square feet, during the second quarter of fiscal year 2000 at a cost of approximately $1,300,000. The Company considers its current facilities to be sufficient for its current and anticipated operations for the next 12 months.

     The Company purchased and installed the substantial majority of its production equipment and furniture and fixtures during the second and third quarters of fiscal year 2000 at an approximate cost of $850,000. Such production equipment will be for initial set up of production and testing of product applications for the NuPro Material. Such testing will focus primarily on the durability, elasticity and reliability of the NuPro Material in various product applications under varying conditions. The Company anticipates that it will incur costs of approximately $150,000 in connection with the purchase, installation and testing of additional production equipment during the fourth quarter of fiscal year 2001. The Company believes that it has reserved sufficient funds from the proceeds of its Regulation S Offering that closed in July 1999 to complete the purchase and installation of such production equipment.


EMPLOYEES

     The Company anticipates that it will retain approximately 25 additional employees during fiscal year 2000, which the Company believes will result in approximately $625,000 of additional employee compensation expense. The Company believes that such additional employees will primarily perform engineering, management, production, and administrative functions for the Company.



FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS


     In addition to the other information in this Registration Statement on Form 10-SB, the following important factors should be carefully considered in evaluating the Company and its business because such factors currently have a significant impact or may have a significant impact on the Company's business, prospects, financial condition and results of operation.


NO SALES

     The Company is attempting to commercialize a new technology, an industrial composite material called NuPro, and has no invoiced sales to date. Although the Company has received funding from potential customers towards the development and prototyping of a deck board product application, a shipping pallet product application, and a golf driver product application and has completed prototyping of a food processing tray product application, the Company has not executed any product orders to date. The Company's results of operations may be unpredictable from quarter to quarter as a result of numerous factors, including fluctuations in the development and design of the Company's current and future product applications for the NuPro Material, market acceptance of the Company's current or future product applications for the NuPro Material, the timing of orders and shipments of the NuPro Material, or the introduction or the announcement of competitive composite materials or products. There can be no assurance that the Company will be able to achieve significant revenue from sales of products in the future.

LIMITED OPERATING HISTORY

     The Company is a development stage company that was incorporated in the Canadian Province of Ontario on November 27, 1996, as TracTop Distributing Inc. and domesticated in the state of Delaware in the United States under the name "NuPro Innovations, Inc." on August 7, 1997. As a result, the Company has a short operating history to review in evaluating the Company's business. The Company has limited financial and operating data upon which the Company's business and prospects may be evaluated. The Company has not generated operating revenue to date.

LACK OF PRODUCT DIVERSIFICATION

     The Company anticipates that all of its sales will be derived from the nupro material. Although the Company has developed multiple product applications for the NuPro Material, and intends to continue such development, the company's product line will be based exclusively on the composite formula for the nupro material. The Company has obtained the exclusive right to use and develop the technology relating to the NuPro Material and to market and sell the NuPro Material pursuant to the Krida License. If the Company should experience any problems, real or perceived, with product quality or acceptance of the NuPro Material, or loses all or a portion of its exclusive right to use, develop, and market the NuPro Material under the Krida License, the Company's lack of product diversification would have a material adverse effect of the Company's business, financial condition, and results of operations.

DEPENDENCE ON SINGLE MANUFACTURING FACILITY

     The Company anticipates that the key proprietary chemicals that comprise the NuPro Material will be mixed solely at one of the Company's facilities. Any interruption in the operations or decrease in the capacity of this facility, whether because of equipment failure, natural disaster, or otherwise, may limit the Company's ability to meet future customer demand for the NuPro Material and would have a material adverse effect on the Company's business, financial condition, and results of operations.

RELIANCE ON SUPPLY OF RAW MATERIALS


     The NuPro Material is a polyester/epoxy hybrid that requires a substantial amount of certain chemical constituents, primarily raw petro-chemical feedstocks. Although the Company believes that such chemical components are available from a number of suppliers, the Company anticipates that it will purchase such chemical constituents from a relatively small number of suppliers located in Mexico and Venezuela. The Company's ability to obtain adequate supplies of chemical compounds for the NuPro Material depends on its success in entering into long-term arrangements with suppliers and managing the collection of supplies from geographically dispersed suppliers. The termination or interruption of the Company's significant supplier relationships could subject the Company to the risks that it would be unable to purchase sufficient quantities of raw materials to meet its production requirements or would have to pay higher prices for replacement supplies. The termination of significant sources of raw materials or payment of higher prices for raw materials could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Description of Business - Suppliers."


MANAGEMENT OF GROWTH


     The Company recently has experienced growth in product application development and prototyping and expects to begin production of pallets and deck boards with the NuPro Material by the first quarter of fiscal year 2001. This growth in the Company's business has resulted in an increase in the responsibilities of the Company's management and is expected to place added pressures on the Company's operating and financial systems. The Company's ability to assimilate new personnel will be critical to its performance, and there can be no assurance that the management and systems currently in place will be adequate if its operations continue to expand or that the Company will be able to implement additional systems successfully and in a timely manner as required.


RISKS IN DEVELOPING AND COMMERCIALIZING THE NUPRO MATERIAL TECHNOLOGY AND PRODUCT APPLICATIONS

     The Company has developed a number of product applications for the NuPro Material. The commercialization and sale of these new product applications are relatively new ventures with high costs, expenses, difficulties, and delays associated with commercialization of new products. Such new product application development necessitates the development of new production processes for cost effective manufacture in commercial quantities. The Company has developed a distribution plan for each product application, either through an internal sales and marketing organization or through establishing relationships with companies with existing distribution networks. This development process typically spans over a period of years. Although the Company in the last few years has expended substantial sums on accomplishing development of new product applications which has taxed the Company's resources, significant additional funds must be expended for the new product and process development and marketing activities to continue. There is no assurance that the Company will be able to raise such funds on terms favorable to the Company, if at all.

     Although the Company may develop applications for the NuPro Material that have been previously created with steel, alloys, wood, plastic, fiberglass, plastic foam, or other materials, the market for products created with the NuPro Material is in an early stage of development. Because this market is only beginning to develop, it is difficult to assess the size of this market and the product features and prices, the optimal distribution and manufacture strategy, and the competitive environment that will develop in this market.

UNCERTAINTY OF ACCEPTANCE OF THE NUPRO MATERIAL

     The NuPro Material and its applications are still being developed and commercialized. There can be no assurance that the Company will be able to continue to develop applications for the NuPro Material or that any product applications for the NuPro Material will achieve market acceptance. The failure of the product applications of the NuPro Material to achieve market acceptance, or maintain such acceptance, if achieved, could have a material adverse effect on the Company's business, financial condition, and results of operations.

DEPENDENCE ON NON-PATENTED PROPRIETARY RIGHTS AND KNOW-HOW

     The Company's success depends, in part, upon its intellectual property rights relating to its production process and other operations. The Company anticipates that it will rely on a combination of trade secret, nondisclosure, and other contractual arrangements, confidentiality procedures, and patent, copyright, and trademark laws, to protect its proprietary rights. The Company has filed applications for the federal registration of its NuPro(TM) and NuPro Innovations(TM) marks.

     The Company uses non-patented proprietary technology for manufacturing the NuPro Material. The Company believes that the non-patented proprietary NuPro Material will be protected under trade secret, contractual, and other intellectual property rights that do not afford the statutory exclusivity possible for patented products and processes. To protect its proprietary technology, the Company mixes the proprietary component of the NuPro Material in a secure environment at one of its facilities. The production processes to manufacture products from the NuPro Material are not proprietary; however, there is a certain amount of "know-how" that the Company has gained which would hinder a person taking the NuPro Material and introducing it into the conventional manufacturing environment.

     There can be no assurance that the steps taken by the Company with respect to its proprietary technology and technical know-how will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. The Company's proprietary information may also become known to or independently developed by, competitors, or the Company's non-patented proprietary rights may be challenged. Such events could have a material adverse effect on the Company's business, financial condition, and results of operations.

COMPETITION

     Competition in the markets for industrial materials, which includes, among other things, steel, plastics, wood, and fiberglass, is largely based upon quality and price. Many of the Company's competitors have greater financial resources than those available to the Company and certain competitors spend substantially greater amounts for advertising and promotion. In addition, many of the Company's competitors are more established and have greater name recognition.

INTRODUCTION OF NEW PRODUCT APPLICATIONS

     The Company's success will primarily depend upon its ability to introduce new product applications that achieve market acceptance. To meet these challenges, the Company invests and expects to continue to invest in the development of new product applications and production processes. There can be no assurance that the Company will be able to respond effectively to the needs of emerging markets or that markets will develop for any product applications introduced or under development by the Company.

ENVIRONMENTAL LIABILITIES

     Actions by Federal, state, and local governments concerning environmental matters could result in environmental laws or regulations that could increase the cost of producing the NuPro Material and the product applications developed by the Company, or otherwise adversely affect the demand for the NuPro Material. At present, during the Company's early stage of development, environmental laws and regulations do not have a material adverse effect upon the demand for the NuPro Material. In addition, certain of the Company's operations are subject to

Federal, state, and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage, and disposal of solid and hazardous wastes. While the Company has not had to make significant capital expenditures for environmental compliance, the Company cannot predict with any certainty its future capital expenditure requirements relating to environmental compliance because of continually changing compliance standards and technology. The Company does not have insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future. See "Business Regulation and Environmental Considerations."

     The Company is also subject to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), and similar state laws which impose liability without regard to fault or to the legality of the original action, on certain classes of persons (referred to as potentially responsible parties or "PRPs") associated with the release or threat of release of certain hazardous substances into the environment. Generally, liability of PRPs to the government under CERCLA is joint and several. Financial responsibility for the remediation of contaminated property or for natural resources damage can extend to properties owned by third parties. The Company believes that it is in substantial compliance with all environmental laws applicable to its business. There can be no assurance that the Company will respond effectively to changes in CERCLA and similar state laws, if necessary, relating to the release or threat of release of certain hazardous substances into the environment.

PRODUCT LIABILITY CLAIMS

     The manufacture of the NuPro Material could expose the Company to the risk of product liability claims. While the Company has had no material liability with respect to product liability claims to date, the Company is still in its development stages. After the Company begins production and achieves sales, product liability claims could have a material adverse effect on the Company's business, financial condition, and results of operations. While the Company maintains product liability insurance against the possibility of defective product claims there can be no assurance that such insurance would be sufficient to protect the Company against liability from such claims.

DEPENDENCE ON KEY PERSONNEL

     The activities of the Company, including exploitation and development of innovative polymer composite formulations, and, as a result, the Company's future success, will depend to a significant extent on its senior management and other key employees. Certain officers of the Company have engaged in related activities in Germany, Canada, and the United States for approximately 35 years. The Company's Chief Executive Officer and President, Luba Veselinovic, is not an employee of the Company but is serving in such capacities pursuant to a Secondment Agreement between the Company and Krida Overseas, which is controlled by Mr. Veselinovic and employs Mr. Veselinovic. The terms of the Secondment Agreement provide for a consulting relationship in which the Company pays Krida Overseas to receive the services of certain employees of Krida Overseas. The Secondment Agreement does not create an employment relationship between the Company and the Krida Overseas employees, including Mr. Veselinovic, but establishes terms under which such employees of Krida Overseas provide services for the Company. As the Company's President and Chief Executive Officer, Mr. Veselinovic will be primarily responsible for the day-to-day operations of the Company and serve the Company in a policy-making capacity. Any interruption of or default by the Company under the Secondment Agreement may result in the Company losing the services of Mr. Veselinovic, which could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Certain Relationships and Related Transactions."

     The Company also believes that its future success will depend in a large part on its ability to attract and retain key employees. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The Company's inability to attract and retain additional key employees or the loss of one or more of its current key employees could have a material adverse effect on the Company's business, financial condition, and results of operations.

CONFLICTS RELATING TO THE MANAGEMENT OF THE COMPANY


     Pursuant to the Purchase Agreement, the Company acquired substantially all of the assets and liabilities of TrucTech. The total consideration for the

TrucTech Acquisition was 7,333,333 shares of Common Stock. Pursuant to U.S. GAAP, the TrucTech Acquisition is accounted for as a "reverse acquisition" whereby NuPro is considered the acquired corporation and TrucTech is considered the surviving corporation. The net effect of the TrucTech Acquisition is that, as of the acquisition date, NuPro acquired all of the outstanding stock of TrucTech. Certain directors, officers, employees and stockholders of the Company were also directors, officers, employees and stockholders of TrucTech. As a result, certain conflicts of interest existed with respect to the TrucTech Acquisition and the subsequent distribution of the 7,333,333 shares of Common Stock to the TrucTech stockholders pursuant to a proposed Plan of Voluntary Dissolution of TrucTech. See "Certain Relationships and Related Transactions."

     Krida Overseas, which is controlled by Luba Veselinovic, President and Chief Executive Officer of the Company, owns the technology relating to the NuPro Material and licenses to the Company the right to use and market the NuPro Material in its operations pursuant to the Krida License. Any interruption of or default by the Company under the license agreement may result in the Company losing all or a portion of its exclusive right to use, develop, and market the NuPro Material, which would have a material adverse effect on the Company's business, financial condition, and results of operations. As an officer of the Company, Mr. Veselinovic has fiduciary obligations to the Company's stockholders, which may conflict with his own interests as an affiliate of the owner of the NuPro Material. See "Certain Relationships and Related Transactions."


POLITICAL FACTORS

     Certain critical functions and operations of the Company are carried out in Mexico in accordance with the North American Free Trade Agreement ("NAFTA"). Any political unrest in Mexico could have a material adverse effect on the Company and its business activities. Direct foreign investment is often subject to specific local political risks, including but not limited to, change of laws, lack of enforcement or discriminatory enforcement of laws, acts of violence, or other unforeseen events. Occurrence of any one or more of these events could have a material adverse effect on the Company's business, financial condition, and results of operations.

ECONOMIC FACTORS

     Direct foreign investment in other countries involves potential economic factors such as currency devaluation, inflation, interest rate fluctuations, exchange controls, restrictions on currency repatriation, unidentified adverse changes in internal or international policies, and changes in world economic conditions. Occurrence of any one or more of these or similar factors may have a material adverse effect on the Company's business, financial condition, and results of operations.

CURRENCY FLUCTUATION

     The Company has significant operations located in Mexico. Currently, the Mexican pesos may be readily exchanged for U.S. currency in Mexican banks, and the exchange rate relating to Mexican pesos has been generally stable for the past five years in comparison to the exchange rate fluctuations relating to the currencies of certain other countries. The current exchange rate for Mexican pesos could change at any time by the direction of the government or economic developments and such changes could have a material adverse effect on the Company's business, financial condition, and results of operations.

     The Company anticipates that it will acquire a substantial portion of its chemical supplies from sources in Mexico, Venezuela, and Romania. To the extent the exchange rate for currencies in any of such countries fluctuates significantly, such fluctuations could make the Company's chemical supplies more expensive to acquire and, as a result, could have a material adverse effect on the Company's business, financial condition, and results of operations.

LABOR MATTERS

     The operating activities that the Company is establishing in Mexico require the engagement and expertise of local labor. Various issues with employees could be raised, such as wages, working conditions, security, housing, hours of work, advancement, and medical plans. Any difficulties in relationships with the employees of the Company could have a material adverse effect on the Company's business, financial condition, and results of operations.

PROJECTIONS

     The Company has prepared internal projections to be used solely by the Company's management to prepare the Company's business plan and budget. Such projections are speculative for the following reasons, among others: comparative historical results do not exist; the Company is at an early stage of development of its operations and business plans; and the Company has not confirmed the feasibility of product and technology applications. Projections are only examples of what could occur if the underlying assumptions actually occur. Because of the various risks involved in the proposed activities, the Company's projections could prove to be inaccurate in material respects for any operating activities, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS.

     The Company's Certificate of Incorporation authorizes the Board of Directors to issue, without stockholder approval, one or more series of preferred stock having such preferences, powers and relative, participating, optional and other rights (including preferences over the Common Stock respecting dividends and distributions and voting rights) as the Board of Directors may determine. The issuance of this "blank-check" preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest, or otherwise.

ISSUANCE OF ADDITIONAL SECURITIES; DILUTIVE EFFECT

     The Company will have authority to offer shares of preferred stock, additional shares of Common Stock or other equity or debt securities for cash, in exchange for property or otherwise. Stockholders will have no preemptive right to acquire any such securities, and any such issuance of equity securities could result in dilution of an existing stockholder's investment in the Company. In addition, the Board of Directors has the authority to issue shares of preferred stock having preferences and other rights superior to Common Stock.

LIMITED MARKET FOR COMMON STOCK

     The Company's Common Stock is covered by Securities and Exchange Commission rules that impose additional sales practice requirements on broker-dealers who sell securities priced at under $5.00 (so-called "penny stocks") to persons other than established customers and accredited investors (generally institutions with assets in excess of $5 million or individuals with net worth in excess of $1 million or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by such rules, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Moreover, such rules also require that brokers engaged in secondary sales of penny stocks provide customers written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and ask prices, disclosure of the compensation to the broker-dealer, and disclosure of the salesperson working for the broker-dealer. Consequently, the rules may affect the ability of broker-dealers to sell the Company's Common Stock and also may affect the ability of persons receiving such Common Stock to sell their Common Stock in the secondary market. These trading limitations tend to reduce broker-dealer and investor interest in "penny stocks" and could operate to inhibit the ability of the Company's Common Stock to reach a $3 per share trading price that would make it eligible for quotation on NASDAQ, even if the Company otherwise qualifies for quotation on NASDAQ.

ITEM 3. DESCRIPTION OF PROPERTY.


     The Company's principal administrative and research and development offices are located in approximately 13,400 square feet of space in Tucson, Arizona. During the first quarter of fiscal year 2000, the Company completed the construction of the Company's principal administrative and research and development offices at an approximate cost of $1,300,000. The Company also leases prototyping, tool modeling, and administrative facilities in Guaymas, Sonora, Mexico consisting of 2,482 square feet from Ernesto Zaragoza de Cima, a director and Vice-President of the Company, at a rate of $1,015.50 per month. See "Certain Relationships and Related Transactions." The Company is in the process of constructing two manufacturing facilities in Guaymas, Sonora, Mexico, consisting of approximately 186,000 square feet. In the second quarter of fiscal year 2000, the Company completed the construction of the first phase of its manufacturing facilities, which includes approximately 32,000 square feet at an approximate cost of $1,300,000. The Company considers its current facilities to be sufficient for its current and anticipated operations for the next 12 months.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.


     The following table sets forth the numbers of shares and percentage of all shares of the Company's Common Stock outstanding as of September 29, 2000 held by (i) any person known to the Company to be the beneficial owner of 5% or more of the Company's outstanding Common Stock, (ii) each director and executive officer of the Company, and (iii) all directors and executive officers as a group.

  NAME AND ADDRESS                     AMOUNT & NATURE OF
OF BENEFICIAL OWNER (1)                 BENEFICIAL OWNER    PERCENT OF CLASS (2)
-----------------------                 ----------------    --------------------

5% STOCKHOLDERS

Bavaria Hotel Holding International
GmbH(3)                                   2,325,000(4)            17.36%

DIRECTORS AND EXECUTIVE OFFICERS

Luba Veselinovic                          3,240,183(5)            25.68%
Ernesto Zaragoza de Cima                    108,948(6)                *
Lawrence J. McEvoy Jr.                      126,805(7)             1.00%
Elke Veselinovic                          3,240,183(8)            25.68%
Charles H. Green(9)                          18,000(10)               *
Reiner Becker(11)                           525,000(12)            4.12%

All Executive Officers and Directors
as a Group (6 Persons)                    4,018,936(13)           31.28%


----------
* Represents beneficial ownership of less than 1%.

(1) Except as otherwise indicated, each holder may be reached through the Company at 3296 East Hemisphere Loop, Tucson, Arizona 85706-5013.


(2) The percentages shown are calculated based upon 12,617,217 shares of Common Stock outstanding on September 29, 2000. The numbers and percentages shown include the shares of Common Stock actually owned as of September 29, 2000, and the shares of Common Stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of Common Stock that the identified person or group had the right to acquire within 60 days of September 29, 2000, upon the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by such person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of Common Stock owned by any other person.

(3) Bavaria Hotel Holding International GmbH is a wholly owned subsidiary of Blue Lion GmbH & Co. Holding KG, which is wholly owned by Stefan Schoenghuber, a German resident. Mr. Schoenghuber has sole investment power with respect to the shares held in the name of Bavaria Hotel Holding International GmbH.

(4) Includes 775,000 shares of Common Stock subject to warrants exercisable within 60 days of September 29, 2000.

(5) Consists of 2,784,213 shares owned by Krida Overseas, which is controlled by Mr. Veselinovic, and 415,970 shares owned by the Veselinovic Children's Trust, which is controlled by Mr. Veselinovic's spouse, Elke Veselinovic. Includes 15,000 shares of Common Stock subject to options exercisable by Mr. Veselinovic within 60 days of September 29, 2000. Includes 25,000 shares of Common Stock subject to options exercisable by Mrs. Veselinovic within 60 days of September 29, 2000.

(6) Includes 25,000 shares of Common Stock subject to options exercisable within 60 days of September 29, 2000.

(7) Consists of 4,286 shares owned by the McEvoy Family Trust and 97,519 shares owned directly by Mr. McEvoy. Includes 25,000 shares of Common Stock subject to options exercisable within 60 days of September 29, 2000.

(8) Consists of 415,970 shares owned by the Veselinovic Children's Trust, and 2,784,213 shares owned by Krida Overseas, which is controlled by Mrs. Veselinovic's spouse, Luba Veselinovic. Includes 25,000 shares of Common Stock subject to options exercisable by Mrs. Veselinovic within 60 days of September 29, 2000. Includes 15,000 shares of Common Stock subject to options exercisable by Mr. Veselinovic within 60 days of September 29, 2000.


(9)  Mr. Green was appointed a director of the Company on January 20, 2000.


(10) Includes 15,000 shares of Common Stock subject to options exercisable within 60 days of September 29, 2000.


(11) Mr. Becker was appointed a director of the Company on January 20, 2000.


(12) Consists of 25,000 shares owned by Mr. Becker's spouse, Diane Becker. Includes 125,000 shares of Common Stock subject to warrants exercisable within 60 days of September 29, 2000.


(13) For purposes of determining the total number of shares of Common Stock beneficially owned by all executive officers and Directors as a group, the shares reported as beneficially owned by Luba Veselinovic and Elke Veselinovic have been included once.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following table sets forth information concerning the Company's executive officers and directors. Except as otherwise noted, none of the executive officers are directors or officers of any publicly owned corporation or entity.


          NAME                      AGE                 POSITION
          ----                      ---                 --------
Luba Veselinovic                     62    President and Chief Executive Officer
Ernesto Zaragoza de Cima             46    Vice President, Director
Lawrence J. McEvoy Jr., JD           68    Secretary, Director
Elke Veselinovic                     59    Treasurer, Director
Charles H. Green                     43    Director
Reiner Becker                        39    Director


     The term of office of each director of the Company is for one year and until his or her successor is elected at the annual stockholders' meeting and is qualified, subject to removal by the stockholders. All officers serve at the discretion of the Company's Board of Directors and until his or her successor is elected at the annual meeting of the Board of Directors and is qualified.


     LUBA VESELINOVIC was elected President and Chief Executive Officer of the Company effective June 1, 1999. Mr. Veselinovic has served as a member of the Advisory Council since June 1998 and serves as President and Chief Executive Officer of the Company pursuant to a Secondment Agreement between the Company and Krida Overseas. Mr. Veselinovic devotes 100% of his professional time to the business affairs of the Company. Mr. Veselinovic has been employed by Krida Overseas, which is primarily a stock holding company, as a consultant since 1989 and has provided consultant services to both the Company and the Company's predecessor, TracTop Distributing, Inc. Mr. Veselinovic has been engaged by the Company since June 1998 as Chairman of the Advisory Council and, through NAFTA Technology, Trading and Consulting, was retained in the position of Director of Technology and Manufacturing for the Company from June 1998 to June 1999. He was previously retained in a similar position by TrucTech. NAFTA Technology, Trading and Consulting is owned by Mr. Veselinovic's spouse, Elke Veselinovic, who is the Treasurer and a director of the Company.

     From 1972 to 1988, Mr. Veselinovic founded and was the President of Plastics Group Technologies Inc., which was an OEM integrated manufacturer specializing in the automotive and computer industries with approximately 750 employees. Mr. Veselinovic has developed several technologies including the NuPro Material. Mr. Veselinovic received his Bachelor's Degree in Electro-Chemistry from the College for Electro-Chemistry in Belgrade, Yugoslavia in 1959.

     ERNESTO ZARAGOZA DE CIMA has served as a director of the Company since June 1998 and was elected Vice President of the Company effective June 1, 1999. Mr. Zaragoza devotes approximately 10% of his professional time to the business affairs of the Company. Mr. Zaragoza de Cima has also served as the President of NuPro Innovation de Mexico, S.A. de C.V., a majority owned subsidiary of the Company, since 1998. From 1983 to present, Mr. Zaragoza de Cima has also served as the president of a number of family-owned businesses in the State of Sonora, Mexico. Such businesses include real estate entities such as Inversiones de Guaymas, S.A. de C.V., Arrendadora Comercial de Sonora, Zarci, S.A. de C.V., and Kori, S.A. de C.V., a construction entity named Hulzar, S.A. de C.V., a bakery store entity named Pan Rico, S.A. de C.V., a ranching operation named Rancho La Noria, a hunting corporation called Club Solimar, and TopTrac, S.A. de C.V. Mr. Zaragoza received a Bachelor's Degree of Business Administration from Instituto Tecnologico de Estudios Superiores de Monterrey in Mexico in 1977.

     LAWRENCE MCEVOY JR. has served as Secretary and a director of the Company since June 1998. Mr. McEvoy devotes approximately 10% of his professional time to the business affairs of the Company. Mr. McEvoy has practiced law in private practice as a member of the Georgia bar with the law firm of Bynum, Lewis & McEvoy from 1997 to present and the law firm of McEvoy & Broadbear from 1987 to 1997. Mr. McEvoy received his Juris Doctorate degree from the University of Virginia in 1965.

     ELKE VESELINOVIC has served as Treasurer and a director of the Company since June 1998. Mrs. Veselinovic devotes 100% of her professional time to the business affairs of the Company. From 1989 to 1998, Mrs. Veselinovic served as President of TrucTech, Inc., a Georgia corporation that was a research and development company for the NuPro Material. Mrs. Veselinovic is Luba Veselinovic's wife. Mrs. Veselinovic received a Degree from the Business College in Bad Segeberg, Germany in 1959.

     CHARLES H. GREEN has served as a director of the Company since January 2000. Prior to becoming a director, Mr. Green served on the Company's Advisory Council since June 1998. Mr. Green has served as Vice President of the SBA Division of U.S. Bank immediately since the dissolution of Mr. Green's prior employer, Southeast Capital Associates LLC, in 1998. From 1992 to 1998, Mr. Green served as Managing Member of Southeast Capital Associates LLC, an Atlanta-based commercial banking firm that assisted in financing small business, which dissolved in 1998. Mr. Green received his Bachelor's of Science in Finance from the University of Alabama in 1979.


     REINER BECKER has served as a director of the Company since January 2000. Mr. Becker has been a self-employed management consultant since 1993. Mr. Becker received his Bachelor's Degree in Business Economics from the University of Saarland in Saarbrueken, Germany.

ADVISORY COUNCIL


     The Company formed an advisory council (the "Advisory Council") on March 1, 1998, which serves as a group that provides advisory services to the Company and the Company's Board of Directors. The Company believes that members of the Advisory Council represent a diverse range of professional, management, technical, and geographic perspectives. The Advisory Council meets twice a year and at various other times as necessary. Each member of the Advisory Council is paid a fixed fee of $500 per quarter and receives $1000 plus out-of-pocket travel expenses for each Advisory Council meeting attended. In addition, during fiscal year 1998, each member of the Advisory Council received an option to purchase 15,000 shares of Common Stock at an exercise price of $4.00 per share. Members of the Advisory Council did not receive compensation for service on the Advisory Council during fiscal year 1999. Each member of the Advisory Council has also entered into an indemnification agreement with the Company which provides for the Company to indemnify each member of the Advisory Council against expenses, including attorneys' fees, reasonably incurred in connection with actions against or threatened against such member by reason of the fact that such member was a member of the Advisory Council or by reason of any action or inaction taken by such member while acting in the capacity of a member of the Advisory Council. The members of the Company's Advisory Council as of September 29, 2000 were:

     LUBA VESELINOVIC, age 62, has served as President and Chief Executive Officer of the Company since June 1999 and as a member of the Advisory Council since June 1998. See "Directors, Executive Officers, Promoters and Control Persons."

     M. GERRY MALLOY, age 57, has served as a member of the Company's Advisory Council since June 1998. Mr. Malloy has served as President and Principal Engineer of Kaptest Engineering Limited since he founded Kaptest Engineering Limited in 1976. Mr. Malloy received his Bachelor's Degree in Mechanical Engineering from the General Motors Institute in 1967 and his Master's Degree in Engineering from McMaster University in 1968.

     PATRICK W. OLIVE, age 56, has served as a member of the Advisory Counsel since June 1998. Mr. Olive has served as Commissioner of Economic Development for Durham Region, which is a part of the Toronto metropolitan area, since 1985. Mr. Olive received his undergraduate degree in Economics and Geography from Brock University, a Master's Degree in Urban Regional Planning from the University of Waterloo and a Master's Degree in Business Administration from York University.

     CHARLES PETTIS, age 73, has served as a member of the Advisory Council since June 1998. Mr. Pettis has been an independent realtor since 1994 and a real estate consultant to the UA Foundation since 1988. Mr. Pettis received a Bachelor's of Arts Degree in Psychology from San Jose State University in 1950.

     WILFRIED BOELKE, age 64, has served as a member of the Advisory Council since January 2000. Mr. Boelke has practiced as a German certified public accountant and tax consultant in Berlin and Essen, Germany for more than 30 years. Mr. Boelke received his Bachelor's Degree in Business Economics from the University of Cologne in 1963 and his Master's Degree in Business Economics and Political Science from the University of Mainz in 1969.


INVOLVEMENT IN LEGAL PROCEEDINGS

     To the best of management's knowledge, during the past five years, none of the following occurred with respect to a present or former director or executive officer of the Company:

     (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

     (4) Being found by a court of competent jurisdiction (in a civil action), the commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

ITEM 6. EXECUTIVE COMPENSATION.

     The following table sets forth the compensation received for services rendered to the Company or its subsidiaries in all capacities during the fiscal year ended November 30, 1999 by the Company's Chief Executive Officer and each of the Company's other executive officers who received compensation in excess of $100,000 (the "Named Executive Officers"), which includes salary and bonus earned during the fiscal year ended November 30, 1999.

                           SUMMARY COMPENSATION TABLE


                                     ANNUAL COMPENSATION                       LONG-TERM COMPENSATION AWARDS
                               --------------------------------   ------------------------------------------------------
                                                                                                         PAYOUTS
                                                      OTHER                       SECURITIES      ----------------------
    NAME AND                                          ANNUAL      RESTRICTED      UNDERLYING       LTIP      ALL OTHER
PRINCIPAL POSITION      YEAR   SALARY($)    BONUS  COMPENSATION   STOCK AWARD   OPTIONS/SARS(#)   PAYOUTS   COMPENSATION
------------------      ----   ---------    -----  ------------   -----------   ---------------   -------   ------------
Luba Veselinovic (1)    1999   120,000(2)     0         0             0               0              0           0
  President and Chief
  Executive Officer

Gary A. Fitchett (3)    1999    60,000(4)     0         0             0               0              0           0

----------
(1) Mr. Veselinovic was elected President and Chief Executive Officer of the Company effective June 1, 1999. Mr. Veselinovic serves as President and Chief Executive Officer pursuant to a Secondment Agreement between the Company and Krida Overseas, which is Mr. Veselinovic's employer. Pursuant to the Secondment Agreement, the Company pays Krida Overseas $150,000 per year for the services of one or more employees of Krida Overseas, including Mr. Veselinovic.

(2) During fiscal year 2000, the Company paid $99,500 to Krida Overseas for the services of Mr. Veselinovic as President and Chief Executive Officer of the Company during the fiscal year ended November 30, 1999, the balance, $20,500, has been accrued but not paid by the Company.


(3) Mr. Fitchett resigned as President and Chief Executive Officer of the Company effective June 1, 1999.

(4) The compensation payable to Mr. Fitchett for his services as President and Chief Executive Officer of the Company during the fiscal year ended November 30, 1999 has been accrued but not paid by the Company.

     OPTION GRANTS


     The Company did not grant options to the Named Executive Officers during the fiscal year ended November 30, 1999, or during the first three quarters of fiscal year 2000.


                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

                                                                      VALUE OF
                                             NUMBER OF SECURITIES   UNEXERCISED
                                                  UNDERLYING        IN-THE-MONEY
                                             UNEXERCISED OPTIONS/  OPTIONS/SAR'S
                                              SARS AT FY-END(#)     AT FY-END($)
                    SHARES                   --------------------  -------------
                  ACQUIRED ON     VALUE          EXERCISABLE/       EXERCISABLE/
       NAME       EXERCISE(#)   REALIZED($)     UNEXERCISABLE      UNEXERCISABLE
       ----       ------------  ------------    --------------     -------------
Luba Veselinovic       0            --           15,000(1)/0            None

Gary A. Fitchett       0            --           25,000(2)/0            None

----------
(1) Mr. Veselinovic was granted options to purchase 15,000 shares of Common Stock for $4.00 per share as compensation for his service on the Company's Advisory Council in fiscal year 1998. These options will expire on December 31, 2000.

(2) Mr. Fitchett was granted options to purchase 25,000 shares of Common Stock for $4.00 per share as compensation for his service on the Company's Board of Directors in fiscal year 1998. These options will expire on December 31, 2002.

COMPENSATION OF DIRECTORS


     Directors of the Company may be paid such compensation for their services and such reimbursements for expenses of attendance at board meetings as the Board of Directors may from time to time determine. During fiscal year 1998, each member of the Company's Board of Directors received options to acquire 25,000 shares of the Company's Common Stock at $4.00 per share as director compensation. In addition, each member of the Advisory Council received options during fiscal year 1998 to acquire 15,000 shares of the Company's Common Stock at $4.00 per share as advisory council compensation. Neither directors nor members of the Advisory Council received or are scheduled to receive options as compensation for service on the Board of Directors or Advisory Council during fiscal year 1999 or 2000. Mr. McEvoy was paid $2,000 for each of the third and fourth quarters of fiscal year 1999 and is paid $3,000 per quarter in fiscal year 2000 for his services as Secretary of the Board of Directors.


EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL ARRANGEMENTS


     The Company is not a party to any employment contracts; however, the Company is a party to the Secondment Agreement with Krida Overseas, effective December 1, 1998, under which the Company has retained the services of Luba Veselinovic as President and Chief Executive Officer. Pursuant to the Secondment Agreement, the Company pays Krida Overseas $150,000 per year for the services of one or more employees of Krida Overseas, including Mr. Veselinovic. The initial term of the Secondment Agreement is five years, which is automatically renewable for additional five-year periods.

     Additionally, the Company has entered into a perpetual license agreement with Krida Overseas for the exclusive right to use, develop, and market the NuPro Material worldwide. The license agreement contains a limitation on the exclusiveness of the license after December 31, 2002, if Mr. Veselinovic is not an executive officer of the Company and the Company does not meet certain sales expectations to be negotiated between Krida Overseas and the Company. As a result, after December 31, 2002, the Company's exclusive right to use, develop, and market the NuPro Material may terminate if Mr. Veselinovic is no longer serving as an executive officer of the Company and the Company does not meet certain sales performance levels.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company's Board of Directors has a policy that any transactions between the Company and any of its executive officers and directors will be on terms believed to be no less favorable to the Company than could be obtained from unaffiliated third parties and will be in connection with bona fide business purposes of the Company.


     Effective November 1, 1997, the Company entered into a lease with Ernesto Zaragoza de Cima, a director and Vice President of the Company, for certain prototyping, tool modeling, and administrative facilities in Guaymas, Sonora, Mexico, consisting of 2,482 square feet. Rent under the lease is payable in an amount equal to $1,015.50 per month. The initial term of the lease is for a period of five years. After the initial term, the lease may be extended at the option of the Company for an additional five-year period.


     During fiscal year 1998, each member of the Company's Board of Directors received options to purchase 25,000 shares of Common Stock at an exercise price of $4.00 per share. In addition, each of the members of the Company's Advisory Council received options to purchase 15,000 shares of Common Stock at an exercise price of $4.00 per share.

     In May 1999, Luba Veselinovic entered into an agreement (on behalf of Krida and the Veselinovic Children's Trust) with Gary Fitchett, personally and on behalf of the Fitchett Family Trust, Pinecrest Consultants, Inc., and Management Synergistics to purchase 1,000,000 shares of the Company's Common Stock controlled by Mr. Fitchett for the aggregate price of $500,000. Upon closing of the transaction, which has not occurred to date, $250,000 of the purchase price is payable with the remaining $250,000 balance payable by a promissory note to be co-signed by Luba Veselinovic and the Company. The parties anticipate that the promissory note will be payable according to the following schedule:

                                   Monthly            Annual
                                   -------           ---------
          Year one                 $ 2,500           $  30,000
          Year two                   5,000              60,000
          Year three                 7,500              90,000
          Year four                 10,000              70,000
                                                     ---------
                                                     $ 250,000
                                                     =========

     In the event that the note is not fully paid by August 31, 2004, 500,000 shares shall be returned to Mr. Fitchett. While the Company is not the principal signer of the promissory note, it is expected that the cash flows will come from the Company as payment of compensation or accrued management fees owed to Luba Veselinovic or one of his affiliated entities. Management fees due to Luba Veselinovic or his affiliated entities in the amount of $175,000 shall also be withheld and payable under the above-mentioned terms. Management fees in excess of $175,000 accruing to Luba Veselinovic or his affiliates shall be payable out of available funds. The withheld fees may otherwise be paid to make the note payments or personal obligations of Mr. Veselinovic to Mr. Fitchett. An additional 200,000 shares were provided by Fitchett to Veselinovic to use for special consideration at no charge.

     On August 24, 1999, NuPro Innovation Mexico S.A. de C.V., a majority-owned subsidiary of the Company ("NuPro Mexico"), entered into a Buy-Sell Agreement with Ernesto Zaragoza de Cima, a Vice President and director of the Company, to acquire approximately 6,176 square meters of land in Guaymas, Sonora, Mexico. The land was acquired for approximately $100,000 and was used for the construction of the Company's new manufacturing facilities in Mexico. See "Description of Property" and "Plan of Operation - Plant and Equipment."

     Pursuant to the Purchase Agreement, the Company acquired substantially all of the assets and liabilities of TrucTech. Under the terms of the TrucTech Acquisition, the Company acquired TrucTech's assets and assumed TrucTech's liabilities in exchange for 7,333,333 shares of the Company's Common Stock, which represented approximately 73% of the Company's outstanding Common Stock immediately following the TrucTech Acquisition. The net effect of the TrucTech Acquisition is that, as of the acquisition date, NuPro acquired all of the outstanding stock of TrucTech. Pursuant to U.S. GAAP, the TrucTech Acquisition is accounted for as a "reverse acquisition" whereby NuPro is considered the acquired corporation and TrucTech is considered the surviving corporation.

     Certain directors, officers, employees and stockholders of the Company were also directors, officers, employees and stockholders of TrucTech. As a result, certain conflicts of interest existed with respect to the TrucTech Acquisition and the subsequent distribution of the 7,333,333 shares of Common Stock to the TrucTech stockholders pursuant to a proposed Plan of Voluntary Dissolution of TrucTech. See "Certain Relationships and Related Transactions."

     The amount of consideration payable by the Company in the TrucTech Acquisition was reached through negotiations between the Company and TrucTech and reference to the approximate market value of Common Stock during the period in which the TrucTech Acquisition occurred. Certain officers, directors, and stockholders of the Company, such as Gary Fitchett and Elke Veselinovic, were also officers, directors, and stockholders of TrucTech. As a result, certain conflicts of interest existed with respect to the TrucTech Acquisition, and the subsequent distribution of the Shares to the TrucTech Stockholders pursuant to a proposed Plan of Voluntary Dissolution of TrucTech.

     Krida Overseas, which is controlled by Luba Veselinovic, President and Chief Executive Officer of the Company, owns the technology relating to the NuPro Material. The Company has entered into a Technology License Agreement, as amended, with Krida Overseas, dated as of June 1, 1999 (the "Krida License"), which provides the Company with the perpetual, exclusive right to use, develop, and market the NuPro Material worldwide. The Krida License provides for a license fee of 1.5% of the gross revenues of the Company up to $5,000,000 and 2.0% thereafter. In the event Mr. Veselinovic no longer is an executive officer of the Company and the Company's sales are not meeting certain pre-established sales expectations to be negotiated between Krida Overseas and the Company, the rights granted under the Krida License will become non-exclusive 60 days following December 31, 2002. As an officer of the Company, Mr. Veselinovic will have fiduciary obligations to the Company's stockholders that may conflict with his own interests as an affiliate of the owner of the NuPro Material.


     Mr. Veselinovic serves as President and Chief Executive Officer of the Company pursuant to a Secondment Agreement by and between the Company and Krida Overseas, effective as of December 1, 1998 (the "Secondment Agreement"). The Secondment Agreement provides for employees of Krida Overseas to perform services for the Company while remaining employees of Krida Overseas. The
Secondment Agreement currently provides for a $150,000 fee payable by the Company to Krida Overseas in exchange for the services of Mr. Veselinovic and other persons from time to time. The Company currently does not anticipate other persons who are or will become employees of Krida Overseas will perform services for the Company under the Secondment Agreement in the next 12 months. The initial term of the Secondment Agreement is five years, which is automatically renewable for additional five-year periods.


     During the second quarter of 2000, NuPro Innovation Mexico S.A. de C.V. completed construction of the first phase of two production facilities in Guaymas, Sonora, Mexico, totaling approximately 32,000 square feet for an approximate cost of $1,300,000. See "Description of Property" and "Plan of Operation - Plant and Equipment." An affiliate of Ernesto Zaragoza, a director and executive officer of the Company, acted as the general contractor .


ITEM 8. DESCRIPTION OF SECURITIES.

     The Company is a Delaware corporation and its affairs are governed by its Certificate of Incorporation and By-laws and Delaware General Corporation Law. The following description of the Company's capital stock, which is complete in all material respects, is qualified in its entirety by reference to the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to this Form 10-SB.


     The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share ("Preferred Stock"). As of September 29, 2000, 12,617,217 shares of Common Stock and no shares of Preferred Stock were issued and outstanding and an additional 1,525,000 and 275,000 shares of Common Stock may be issued upon exercise of outstanding warrants and options, respectively.


COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and do not have cumulative voting rights. The holders of Common Stock will be entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock will be entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. The holders of Common Stock have no preemptive, subscription, redemption, or conversion rights.

PREFERRED STOCK

     The Board of Directors is authorized to issue Preferred Stock in one or more series and denominations and to fix the rights, preferences, privileges, and restrictions, including dividend, conversion, voting, redemption, liquidation rights or preferences, and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring, or preventing a change of control of the Company without further action by the stockholders. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock.

DEBENTURES

     GENERAL

     As part of its offering pursuant to Regulation S promulgated under the Securities Act in July 1999 (the "Regulation S Offering"), the Company issued $50,000 Unsecured Convertible Debentures ("Debentures") for an aggregate total of $3,000,000 in Debentures, of which $1,050,000 is currently outstanding after several investors converted their Debentures into shares of Common Stock immediately following the Regulation S Offering. The Debentures bear interest at the rate of ten (10) percent per annum payable semi-annually on June 30 and December 31, beginning June 30, 2000, and will mature on December 31, 2004. Interest on the Debentures began to accrue on January 1, 2000. The Debentures are unsecured obligations of the Company.

     CONVERSION PRIVILEGE:

     The Debentures are convertible at the holder's option into fully paid shares of Common Stock at any time prior to the close of business in each calendar year listed below at the following conversion prices:

                         YEAR           CONVERSION PRICE
                         ----           ----------------
                         2000                 $2.00
                         2001                  3.00
                         2002                  4.00
                         2003                  5.00
                         2004                  6.00


     If the Company shall obtain a commitment for a planned public offering of shares of at least $5,000,000, within 60 days prior to the contemplated closing thereof, the Company shall provide written notice to each holder of a Debenture (a "Debenture Holder") and within 30 days the Debenture Holder shall have the option to: (i) elect to convert the Debentures into shares of Common Stock held at the applicable conversion price as set forth above; (ii) continue to hold the Debenture to its maturity date; or (iii) have the Company prepay the Debentures at 100% of the principal amount of the Debenture plus accrued interest from the proceeds of the public offering of shares, without further notice or bonus.


     No adjustment will be made for dividends on shares of Common Stock issuable upon conversion of a Debenture. Interest accrued on the Debentures surrendered for conversion will be paid to the date of conversion.

     ADJUSTMENT OF CONVERSION PRICE

     Subject to the provisions hereof, the Debentures provide for the adjustment of the conversion price in certain events including:

     1. the subdivision or consolidation of the outstanding shares of the Common Stock;

     2. the distribution of shares of the Common Stock to stockholders by way of a stock dividend or otherwise other than an issue of shares of the Common Stock to stockholders who have elected to receive dividends in stock in lieu of receiving cash dividends paid in the ordinary course;

     3. the issuance of options, rights, or warrants to holders of shares of Common Stock entitling them to acquire shares of Common Stock or other securities convertible into shares of Common Stock at less than 95% of the then current market price (as defined in the Debentures) of the shares of Common Stock; and

     4. the distribution to all holders of shares of Common Stock of any securities or assets, other than cash dividends and equivalent dividends in stock paid in lieu of cash dividends in the ordinary course.

     There will be no adjustment of the conversion price in respect of any event described in 2, 3, or 4 above if the holders of Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. In the case of any reclassification or change (other than a change resulting only from consolidation or subdivision) of the shares of Common Stock or in case of any amalgamation, consolidation or merger of the Company with or into any other corporation, or in the case of any sale, transfer or other disposition of the properties and assets of the Company as or substantially as an entirety to any other corporation, the conversion price shall be adjusted so that each Debenture shall, after such reclassification, change, amalgamation, consolidation, merger or sale, be exercisable for the kind and amount of shares and other securities or property of the Company, or such continuing, successor, or purchaser corporation, as the case may be, which the holder thereof would have been entitled to receive as a result of such reclassification, change, amalgamation, consolidation, merger or sale if on the effective date thereof he had been the holder of the number of shares of Common Stock into which the Debentures were convertible prior to the effective date of such reclassification, change, amalgamation, consolidation, merger or sale. Notwithstanding the foregoing, a holder of Debentures shall be entitled to receive only shares that constitute prescribed securities in the event any reclassification, change, amalgamation, consolidation, merger or sale occurs on or prior to the date which is five years from the issue of the Debentures and the Debentures become convertible on or prior to that date. No adjustment will be made in the conversion price on account of the exercise of options under the Company's stock option plans from time to time.

     No fractional shares of Common Stock will be issued on any conversion of a Debenture, but in lieu thereof the Company shall satisfy such fractional interest by a cash payment equal to the market price of such fractional interest.

     CANCELLATION

     All Debentures converted or paid on maturity will be cancelled forthwith and may not be reissued or resold.

WARRANTS

     GENERAL WARRANTS

     GENERAL

     On May 31, 1999, the Company issued warrants to acquire 25,000 shares of Common Stock at an exercise price of $1.00 per share to its legal counsel, Squire, Sanders & Dempsey L.L.P., in exchange for services rendered ("SSD Warrants"). The SSD Warrants may be exercised at any time from the date of issuance through December 31, 2002.

     The shares of Common Stock underlying the SSD Warrants have certain piggyback registration rights in the event the Company makes a public offering of its Common Stock, subject to certain limitations.

     ADJUSTMENT OF EXERCISE PRICE

     In the event of a merger, consolidation, or sale of substantially all of the assets of the Company, the SSD Warrants shall apply to the securities of the successor entity such that the holder shall receive an equivalent amount of stock of the successor entity as it would have immediately preceding such transaction.

     In the event of any stock split, reverse stock split, stock dividend, combination, or reclassification of shares of Common Stock, or any other increase or decrease in the number of issued shares of Common Stock, the number or shares of Common Stock and the exercise price per share will be proportionately and appropriately adjusted without any change in the aggregate price to be paid upon the exercise of all of the SSD Warrants.

     REGULATION S WARRANTS

     GENERAL


     As part of its Regulation S Offering in July 1999, the Company issued warrants ("Regulation S Warrants") to acquire 1,500,000 shares of Common Stock. Each Regulation S Warrant comprises the right to purchase, at the holder's option, one fully paid share of the Company's Common Stock at $2.50 per share. Although certain holders of Regulation S Warrants exercisable into 200,000 shares have indicated their desire to exercise, no Regulation S Warrants have been exercised to date. Regulation S Warrants must be exercised prior to December 31, 2000 and only if the holder has converted all of such holder's Debentures also acquired in the Regulation S Offering.

     ADJUSTMENT OF EXERCISE PRICE

     Subject to the provisions hereof, the Regulation S Warrants provide for the adjustment of the exercise price in certain events including:

     1. the subdivision or consolidation of the outstanding shares of Common Stock of the Company;

     2. the distribution of shares of Common Stock to stockholders by way of a stock dividend or otherwise, other than an issue of shares of Common Stock to stockholders who have elected to receive dividends in stock in lieu of receiving cash dividends paid in the ordinary course;

     3. the issuance of options, rights, or warrants to holders of shares of Common Stock entitling them to acquire shares of Common Stock or other securities convertible into shares of Common Stock at less than 95% of the then current market price (as defined in the Warrants) of the shares of Common Stock; and

     4. the distribution to all holders of shares of Common Stock of any securities or assets, other than cash dividends and equivalent dividends in stock paid in lieu of cash dividends in the ordinary course.

     There will be no adjustment of the conversion price in respect of any event described in 2, 3, or 4 above if the holders of Regulation S Warrants are allowed to participate as though they had exercised their Regulation S Warrants prior to the applicable record date or effective date. In the case of any reclassification or change (other than a change resulting only from consolidation or subdivision) of the shares of Common Stock or in case of any amalgamation, consolidation or merger of the Company with or into any other corporation, or in the case of any sale, transfer or other disposition of the properties and assets of the Company as or substantially as an entirety to any other corporation, the conversion price shall be adjusted so that each Regulation S Warrant shall, after such reclassification, change, amalgamation, consolidation, merger or sale, be exercisable for the kind and amount of shares and other securities or property of the Company, or such continuing, successor, or purchaser corporation, as the case may be, which the holder thereof would have been entitled to receive as a result of such reclassification, change, amalgamation, consolidation, merger or sale if on the effective date thereof he had been the holder of the number of shares of Common Stock into which the Regulation S Warrants were exercisable prior to the effective date of such reclassification, change, amalgamation, consolidation, merger or sale. Notwithstanding the foregoing, a holder of Regulation S Warrants shall be entitled to receive only shares that constitute prescribed securities in the event any reclassification, change, amalgamation, consolidation, merger or sale occurs on or prior to the date which is five years from the issue of the Regulation S Warrants and the Regulation S Warrants become exercisable on or prior to that date. No adjustment will be made in the exercise price on account of the exercise of options under the Company's stock option plans from time to time.

     No fractional shares of Common Stock will be issued on any exercise of Regulation S Warrants, but in lieu thereof the Company shall satisfy such fractional interest by a cash payment equal to the market price of such fractional interest.

DIVIDENDS

     The Company has never paid any cash dividends on its capital stock. For the foreseeable future, the Company intends to retain all of its future earnings to finance its operations and does not anticipate paying cash dividends.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     The Company's Common Stock had been quoted on the OTC Bulletin Board under the symbol NUPP from August 21, 1998 to February 24, 2000. On February 24, 2000, the Company's Common Stock was removed from quotation on the OTC Bulletin Board pursuant to the NASD OTC Bulletin Board Eligibility Rules and commenced quotation in the National Quotation Bureau's Pink Sheets immediately thereafter. The following sets forth the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau, Inc. Such quotations reflect prices between dealers, without retail mark-up, markdown or commission and may not represent actual transactions.


                                                       HIGH BID     LOW BID
                                                       --------     -------
     December 1, 1999 through February 24, 2000         $3.1875     $2.4375
     September 1, 1999 through November 30, 1999        $3.0000     $1.3125
     June 1, 1999 through August 31, 1999               $2.1250     $0.7500
     March 1, 1999 through May 31, 1999                 $1.0000     $0.2500
     December 1, 1998 through February 28, 1999         $1.1250     $0.6250
     September 17, 1998 through November 30, 1998       $1.1250     $0.6250

     As of September 29, 2000, there were approximately 168 holders of record of the Company's Common Stock.


PENNY STOCK

     The Company's Common Stock will be subject to the provisions of Section 15(g) and Rule 15g-9 of the Exchange Act, commonly referred to as the "penny stock rule." Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9 (d) (1) incorporates the definition of penny stock that is found in Rule 3a51-1 of the Exchange Act.

     The SEC generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If the Company's Common Stock is deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. Accredited investors are persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

     For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have the purchaser's written consent to the transaction prior to the purchase.
Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of stockholders to sell their shares.

OTC BULLETIN BOARD ELIGIBILITY RULES


     In January of 1999, the SEC granted approval of amendments to the NASD OTC Bulletin Board Eligibility Rules 6530 and 6540. These amendments now require a company listed on the OTC Bulletin Board to be a reporting company and current in its reports filed with the SEC. As a result of this rule change, the Company has voluntarily filed this registration statement in order to become a fully reporting company and maintain the listing of the Company's Common Stock on the OTC Bulletin Board. The NASD eligibility rule requires that the SEC come to a position of no further comment regarding any Form 10 registration statement before the NASD considers a company compliant. The SEC did not come to such a position in regards to this Form 10-SB Registration Statement prior to the Company's phase-in date of February 24, 2000. As a result and according to the eligibility rule, since the Company was not in compliance at its phase-in date, the Company's Common Stock was removed from quotation on the OTC Bulletin Board and commenced quotation on the National Quotation Bureau's Pink Sheets immediately thereafter. The Company intends to resume its quotation on the OTC Bulletin Board upon the SEC reaching a position of no further comment regarding this Form 10-SB Registration Statement. The removal of the Company's Common Stock from quotation on the OTC Bulletin Board may adversely affect the market, if any, in the Company's Common Stock.


SHARES AVAILABLE FOR FUTURE SALE

     Of the 12,617,217 shares of Common Stock outstanding, 959,255 shares of Common Stock are freely tradable without restriction in the public market unless the shares are held by "affiliates," as that term is defined in Rule144(a) under the Securities Act. For purposes of Rule 144 under Securities Act ("Rule 144"), an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer. Such shares are unrestricted as a result of being issued pursuant to rule 504 of Regulation D promulgated under the Securities Act ("Rule 504") prior to recent amendments to such rule that now make shares issued under Rule 504 restricted securities. The remaining shares of Common Stock outstanding are "restricted securities" under the Securities Act and may be sold in the public market upon the expiration of the holding periods under Rule 144, described below, subject to the volume, manner of sale, and other limitations of Rule 144.

     In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an "affiliate," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     * 1% of the then outstanding shares of the Company's Common Stock (approximately 126,172 shares); or

     * the average weekly trading volume during the four calendar weeks preceding filing of notice of the sale of shares of Common Stock.

     Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. A stockholder who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, or public information requirements.


     In addition, as of September 29, 2000, there were outstanding warrants to purchase 1,525,000 shares of Common Stock and options to purchase 275,000 shares of Common Stock, all of which were fully vested. Sales of substantial amounts of the Company's Common Stock (including shares issued upon the exercise of outstanding warrants and options) in the public market in the future could adversely affect the market price of the Company's Common Stock. These sales may also make it more difficult for the Company to sell equity or equity related securities in the future at a time and price that the Company believes is appropriate.


ITEM 2. LEGAL PROCEEDINGS.

     All legal proceedings and actions involving the Company are of an ordinary and routine nature incidental to the operations of the Company. Management believes that such proceedings should not, individually or in the aggregate, have a material adverse affect on the Company's business, financial condition, or results of operations. None of the Company's officers, directors or beneficial owners of 5% or more of the Company's outstanding securities is a party adverse to the Company nor do any of the foregoing individuals have a material interest adverse to the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The Company changed its independent auditor from BDO Dunwoody LLP to S.E. Clark & Company, P.C. on February 8, 1999. S.E. Clark & Company, P.C. has audited the Company's financial statements for the years ended November 30, 1998 and 1999. This change was by mutual consent due to the Company's domestication in the State of Delaware from the Canadian Province of Ontario on August 7, 1997. The change was approved by the Company's Board of Directors. None of the former accountant's reports on the Company's financial statements contain an adverse opinion or disclaimer of the opinion or was modified as to uncertainty, audit scope or accounting principles. There were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure or any reportable events.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     The following provides information concerning all sales of securities by the Company within the last three years that were not registered under the Securities Act.

     From August 7, 1997 to May 31, 1998, the Company issued shares of Common Stock to 122 investors at a price ranging from $0.366 to $0.533 per share for a total of $488,984 (the "Original Rule 504 Offering"). Such shares were issued without registration pursuant to an exemption from registration under Rule 504.


     From August 1997 to May 1998, the Company issued an aggregate of 455,028 shares of Common Stock worth a total of $180,890 to certain insiders of the Company in connection with remuneration for services rendered and the conversion of certain indebtedness owed to such insiders. Of the total $180,890, (i) $43,000 in Common Stock was issued as payment for consulting fees and management services, (ii) $103,600 in Common Stock was issued as payment of certain loans to the Company from affiliates of Gary Fitchett, former President and Chief Executive Officer of the Company, the proceeds of which were used for various capital expenditures of the Company, and (iii) $34,300 in Common Stock resulted from the exercise of a warrant received as part of the loan described in (ii) above. All such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act as private transactions not involving a public distribution.


     During the period from June 1, 1998 to August 6, 1998, the Company issued shares of Common Stock to 24 investors for a total of $504,162. Such shares were issued without registration pursuant to an exemption from registration under Rule 504. The foregoing offering was integrated with the Original Rule 504 Offering.

     From June 1, 1998 to August 6, 1998, the Company issued an aggregate of 15,000 shares of Common Stock worth a total of $15,000 to Ernesto Zaragoza de Cima, a Vice President and director of the Company, in connection with rent owed by the Company. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act as a private transaction not involving a public distribution.

     On May 31, 1999, the Company issued warrants to purchase an aggregate of 25,000 shares of Common Stock to the Company's legal counsel in consideration of services rendered. Such shares were issued without registration under Section 4
(2) of the Securities Act as a private transaction not involving a public distribution.


     In July 1999, the Company issued units priced at $100,000 per unit, or a total of $6,000,000. Each unit consisted of (i) 25,000 shares of Common Stock valued at $2.00 per share, (ii) a $50,000 unsecured convertible debenture bearing interest at ten (10) percent per annum and maturing on December 31, 2004, and (iii) warrants to acquire 25,000 shares of Common Stock at a price of $2.50 per share exercisable at any time prior to December 31, 2000. Several investors chose to convert their debentures into shares of Common Stock immediately following the Regulation S Offering. As a result, the Company issued 775,000 shares upon such conversions. In the aggregate, the Company issued 1,500,000 shares of Common Stock at $2.00 per share, $3,000,000 of convertible debentures of which $1,050,000 of remain outstanding, and warrants to purchase $1,500,000 additional shares at $2.50 per share. The units were sold to 17 investors in Germany, New Zealand, and Switzerland and were issued without registration pursuant to an exemption from registration under Regulation S promulgated under the Securities Act.

     Pursuant to the Purchase Agreement, the Company acquired substantially all of the assets and liabilities of TrucTech. The Company issued 7,333,333 shares of Common Stock in consideration for the TrucTech Acquisition. Such shares were issued without registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated under the Securities Act. The net effect of the TrucTech Acquisition is that, as of the acquisition date, NuPro acquired all of the outstanding stock of TrucTech. Pursuant to U.S. GAAP, the TrucTech Acquisition is accounted for as a "reverse acquisition" whereby NuPro is considered the acquired corporation and TrucTech is considered the surviving corporation.


     On July 30, 1999, the Company completed a supplemental offering of Common Stock for no additional consideration in connection with the Company's issuance of stock under the Original Rule 504 Offering. After the Company determined that certain investors paid more than the intended stock price for shares in the Rule 504 offerings, the Company made the supplemental offering with shares, which were originally issued in the Rule 504 offerings but subsequently transferred to the Company's treasury, to reflect the Company's original intention to sell shares of stock at a price ranging from $0.366 to $0.533 per share in its Rule 504 offerings. As a result, the Company issued an aggregate of 460,887 additional shares of Common Stock to approximately 59 investors who participated in the Company's Rule 504 offerings. Such shares were issued without registration under Rule 504.

     From August 7, 1998 to July 1, 1999, the Company issued an aggregate of 289,113 shares of common stock worth a total of $289,113 to certain insiders of the Company. Of the $289,113, $85,305 worth of common stock was issued to four creditors for conversion of loans to the Company, and $203,808 worth of stock was issued to three persons for services rendered to the Company. Such shares were issued without registration pursuant to an exemption from registration under Section 4(2) of the Securities Act as private transactions not involving a public distribution.


     In each of the private transactions above, the Company believes that each purchaser (i) had access to or was provided information regarding the Company;
(ii) was aware that the securities had not been registered under federal securities laws; (iii) acquired the securities for his/her/its own account for investment purposes; (iv) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition; and (v) was aware that the certificate representing the securities would bear a legend restricting its transfer. The Company believes that, in light of the foregoing, the sale of the Company's securities to the respective acquirers did not constitute a sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under Section 3(b) or 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Certificate of Incorporation provides that the personal liability of a director to the Company or its stockholders for monetary damages for breach of a fiduciary duty as a director shall be limited to the fullest extent permitted by Delaware General Corporation Law ("DGCL"). Under the DGCL, the directors have a fiduciary duty to the Company which is not eliminated by this provision of the Certificate of Incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Company, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation of its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate of Incorporation provides that the

Company shall, to the fullest extent permitted by the DGCL, indemnify any person whom it may indemnify pursuant to DGCL. The Company's Bylaws provide that the Company shall indemnify any person who was or is a party to any threatened, pending, or completed action, suit or proceeding (whether civil, criminal, administrative, or investigative) by reason of the fact that such person is or was a director of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Bylaws also provide for certain indemnification rights for a party to any threatened, pending, or completed action or suit by or in the right of the Company.

     The Company has also entered into an indemnification agreement with each of the members of its Board of Directors and Advisory Council. Subject to certain limitations, such indemnification agreements provide for the Company to indemnify each member of the Board and Advisory Council against any expenses, including attorney's fees, reasonably incurred by the director or Advisory Council Member, as the case may be, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Company) to which such director or member is, was or at anytime becomes a party, or is threatened to be made a party, by reason of the fact that such director or member is, was or at any time becomes an employee serving as a member of the Board or Advisory Council, or by reason of any action taken by him or any inaction on his part while acting in any such capacity.


     The Company also maintains directors and officers liability insurance coverage.


     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted.

                                    PART F/S

The following financial statements are included herein:


                   NUPRO INNOVATIONS INC. (FKA TRUCTECH, INC.)
               FOR THE YEAR ENDED NOVEMBER 30, 1999 (CONSOLIDATED)
                   AND FOR THE PERIOD ENDED NOVEMBER 30, 1998


Independent Auditor's  Report............................................... F-1

Audited Financial Statements - for the year ended November 30, 1999 (consolidated) and for the periods ended November 30, 1998:

     Balance Sheets......................................................... F-2

     Statements of Loss and Deficit......................................... F-3

     Statements of Shareholders' Equity..................................... F-4

     Statements of Cash Flows............................................... F-5

     Notes to Financial Statements.......................................... F-6


                             NUPRO INNOVATIONS INC.
          THE SEPARATE STATEMENTS FOR THE YEAR ENDED NOVEMBER 30, 1998


Independent Auditor's Report............................................... F-17

Audited Financial Statements - for the year ended November 30, 1998:

     Balance Sheet......................................................... F-18

     Statements of Loss and Deficit........................................ F-19

     Statements of Shareholders' Equity.................................... F-20

     Statements of Cash Flows.............................................. F-21

     Notes to Financial Statements......................................... F-22

                            S.E.CLARK & COMPANY, P.C.
--------------------------------------------------------------------------------
          Member: S.E.C. Practice Section of the American Institute of
                          Certified Public Accountants


                         Report of Independent Auditors


Shareholders and
Board of Directors
NuPro Innovations Inc.
Tucson, Arizona


We have audited the balance sheets of NuPro Innovations Inc. (a development stage company fka TrucTech, Inc.) as of November 30, 1999 (consolidated) and 1998 (as restated), respectively, and the related statements (as restated) of shareholders' equity, loss and deficit, and cash flows from inception and for the periods then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of NuPro Innovations Inc. (fka TrucTech, Inc.) as of November 30, 1999 (consolidated) and 1998 (as restated) and the restated results of its operations and cash flows from inception and for the periods then ended in conformity with generally accepted accounting principles.

S.E.Clark & Company, P.C.

Tucson, Arizona
January 14, 2000


          Member: National Association of Certified Valuation Analysts
--------------------------------------------------------------------------------
  744 N. Country Club Road, Tucson, AZ 85716 (520) 323-7774, Fax (520) 323-8174
                              seclarkcocpa@aol.com
                                www.seclarkco.com

NUPRO INNOVATIONS INC. (FKA TRUCTECH, INC.)
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEETS
AT NOVEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

                                                      (Consolidated) (TrucTech)
                                                          1999          1998
                                                        ----------   ----------
ASSETS                                                               (Restated)

CURRENT
  Cash (Note 2)                                         $4,387,983   $    2,458
  Inventory                                                  2,246        2,633
  Prepaid Expense                                           11,589       10,319
                                                        ----------   ----------
     Total Current Assets                                4,401,818       15,410

PROPERTY AND EQUIPMENT (Note 5)                          2,023,386      369,421

OTHER
  Accounts Receivable - TopTrac, S.A. de C.V. (Note 4)      90,189      100,189
  Unutilized Pre-production Plant (Note 5)                      --      226,114
  Deposits                                                   6,815           --
                                                        ----------   ----------
                                                            97,004      326,303
                                                        ----------   ----------
                                                        $6,522,208   $  711,134
                                                        ==========   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT
  Notes Payable (Note 6)                                $  119,390   $   35,999
  Accounts Payable (Note 6)                                542,224       77,635
  Accrued Liabilities                                       41,130
  Accrued Management Fees and Salaries
    (Notes 11 and 12)                                      647,214      156,753
  Current portion of long-term liabilities                 157,673      395,246
                                                        ----------   ----------
     Total Current Liabilities                           1,507,631      665,633

LONG-TERM LIABILITIES (Note 7)                             102,397      126,471

CONVERTIBLE DEBENTURES (Note 8)                          1,050,000           --

OTHER LIABILITIES
  Advances from NuPro Innovations Inc.
    prior to reverse acquisition                                --      574,856

COMMITMENTS AND CONTINGENCIES (Note 11)                         --           --

SHAREHOLDERS' EQUITY (DEFICIENCY) (Note 8)               3,862,180     (655,826)
                                                        ----------   ----------

                                                        $6,522,208   $  711,134
                                                        ==========   ==========


   The accompanying notes are an integral part of these financial statements.

NUPRO INNOVATIONS INC. (FKA TRUCTECH, INC.)
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF LOSS AND DEFICIT
PERIODS ENDED NOVEMBER 30,1999 AND 1998
--------------------------------------------------------------------------------

                                                                                        Deficit
                                                                                      Accumulated
                                                                                       During the
                                                     (Consolidated)    (Tructech)      Development
                                                          1999            1998           Stage
                                                      ------------    ------------    ------------
                                                                       (Restated)
Revenue - Interest earned                             $    114,891    $         --    $    114,891
                                                      ------------    ------------    ------------
Costs and expenses:
  Development, pre-production, and administration          679,980           4,521       2,074,486
  Stock issued for "sweat equity"                               --       3,252,600       3,252,600
  Loss on impairment and disposition of properties              --          71,841         321,794
  Financial, primarily interest                             65,619          57,811         673,592
  Depreciation and amortization                             19,809           8,225         122,177
                                                      ------------    ------------    ------------
                                                           765,408       3,394,998       6,444,649
                                                      ------------    ------------    ------------

Loss before income tax benefits                           (650,517)     (3,394,998)     (6,329,758)

Income tax benefits                                             --              --              --
                                                      ------------    ------------    ------------
Net loss                                              $   (650,517)   $ (3,394,998)   $ (6,329,758)
                                                      ============    ============    ============

Net loss per common share (basic and diluted)         $      (0.06)   $      (0.33)
                                                      ============    ============

Weighted average shares outstanding (Note 13)           11,336,670      10,142,218
                                                      ============    ============


   The accompanying notes are an integral part of these financial statements.

NUPRO INNOVATIONS INC. (FKA TRUCTECH, INC.)
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED NOVEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

                                       SHARES (NOTE 8)          CAPITAL AMOUNT
                                     -------------------     --------------------     ADDITIONAL           ACCUMULATED
                                                CLASS B                  CLASS B       PAID IN    DONATED  DEVELOPMENT
                                     COMMON    PREFERRED     COMMON     PREFERRED      CAPITAL    CAPITAL  STAGE LOSS      TOTAL
                                     ------    ---------     ------     ---------      -------    -------  ----------      -----
CAPITAL ISSUED DURING
DEVELOPMENT STAGE:
Issued for cash                        6,626                $   1,100               $    98,900                         $   100,000
Issued to TracTop US, Inc.             6,024                    1,000                    69,000                              70,000
                                  ----------   ----------   ---------   ----------  -----------   -------               -----------
AS OF DEC. 31, 1989 AND 1990          12,650           --       2,100           --      167,900        --                   170,000
Return of capital                         --                                            (12,000)                            (12,000)
Issued for cash                        4,138                      687                   104,313                             105,000
                                  ----------   ----------   ---------   ----------  -----------   -------               -----------
AS OF DECEMBER 31, 1991               16,788           --       2,787           --      260,213        --                   263,000
Return of capital                         --                                             (8,000)                             (8,000)
Retirement of shares                  (4,361)                    (724)                      724                                  --
Issued for note to shareholder         8,873                    1,473                    (1,473)                                 --
                                  ----------   ----------   ---------   ----------  -----------   -------               -----------
AS OF DECEMBER 31, 1992               21,300           --       3,536           --      251,464        --                   255,000
Retirement of TracTop US shares       (6,024)                  (1,000)                  (59,000)                            (60,000)
Shares issued for acquisition
 of net assets of TracTop
 International                        16,595                    2,755                    65,430                              68,185
Issued for cash                        3,614                      600                    78,521                              79,121
                                  ----------   ----------   ---------   ----------  -----------   -------               -----------
AS OF DECEMBER 31, 1993               35,485           --       5,891           --      336,415        --                   342,306
Issued for cash                        2,608                      433                    96,992                              97,425
Issued for conversion of
 Shareholder loans                       536      838,512          89      838,501       19,936                             858,526
Issued for interest                               290,061                  290,058                                          290,058
Issued for SBA loan guarantee                      40,000                   40,000                                           40,000
Contributed capital, land                                                                          82,500                    82,500
                                  ----------   ----------   ---------   ----------  -----------   -------               -----------
AS OF DECEMBER 31, 1994               38,629    1,168,573       6,413    1,168,559      453,343    82,500                 1,710,815
Issued for cash                        1,446                      240                    59,760                              60,000
                                  ----------   ----------   ---------   ----------  -----------   -------               -----------
AS OF DEC. 31, 1995 AND 1996          40,075    1,168,573       6,653    1,168,559      513,103    82,500                 1,770,815

ACCUMULATED DEFICIT                                                                                        $(2,284,243)  (2,284,243)
                                  ----------   ----------   ---------   ----------  -----------   -------  -----------  -----------
BALANCE, DECEMBER 31, 1997            40,075    1,168,573       6,653    1,168,559      513,103    82,500   (2,284,243)    (513,428)

Issued as stock dividend to
 Recapitalize the Company:
 On common shares                    478,917                   79,508                   (79,508)                                 --
 On class B preferred                     --      743,602                  455,436     (455,436)                                 --
Issued for investor
 "sweat equity"                    4,902,166                  813,839                 2,438,761                           3,252,600
Net loss as previously stated             --           --          --           --           --        --   (3,323,157)
 Loss on asset impairment                                                                                      (71,841)
                                                                                                           -----------
Net loss as restated                                                                                        (3,394,998)  (3,394,998)
                                  ----------   ----------   ---------   ----------  -----------   -------  -----------  -----------
BALANCE, NOVEMBER 30 1998          5,421,158    1,912,175     900,000    1,623,995    2,416,920    82,500   (5,679,241)    (655,826)
Capital conversion on reverse
 acquisition of NuPro net assets   1,912,175   (1,912,175)   (892,667)   2,599,162      (82,500)                                 --
                                  ----------   ----------   ---------   ----------  -----------   -------  -----------  -----------
BALANCES AS RESTATED               7,333,333           --       7,333           --    5,016,082        --   (5,679,241)    (655,826)

Stock issued to acquire NuPro      2,808,885                    2,809                   192,678                             195,487
Stock issued under Regulation-S    2,475,000                    2,475                 4,947,525                           4,950,000
Costs of raising capital                                                                (53,698)                            (53,698)
Escrowed shares issued in
 Conversion of debt (Note 8)                                                             76,734                              76,734
Net loss for the period                                                                                       (650,517)    (650,517)
                                  ----------   ----------   ---------   ----------  -----------   -------  -----------  -----------
BALANCE, NOVEMBER 30 1999         12,617,218           --   $  12,617   $       --  $10,179,321   $    --  $(6,329,758) $ 3,862,180
                                  ==========   ==========   =========   ==========  ===========   =======  ===========  ===========

   The accompanying notes are an integral part of these financial statements.

NUPRO INNOVATIONS INC. (FKA TRUCTECH, INC.)
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOW
PERIODS ENDED NOVEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                                   Accumulated
                                                                                   During the
                                                   (Consolidated)   (TrucTech)     Development
                                                        1999           1998           Stage
                                                     -----------    -----------    -----------
                                                                     (Restated)
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
 Net loss for the period                             $  (650,517)   $(3,394,998)   $(6,329,758)
 Adjustments to reconcile net loss to net cash
  Depreciation                                            19,809          8,225        122,177
  Loss on disposal of obsolete equipment                      --             --        130,141
  Stock issued for "sweat equity"                             --      3,252,600      3,252,600
  Impairment Loss on unutilized pre-production plant          --         71,841         71,841
  Interest and fees paid with TrucTech stock                  --             --        330,058
  Accounts receivable                                     13,902         12,680        (86,287)
  Inventories                                                387             --         (2,246)
  Prepaid expense                                          1,303           (364)        (9,016)
  Accounts payable and accrued liabilities               520,167        (68,142)       597,802
  Payables and accruals paid with NuPro stock                 --        100,000        370,348
  Accrued management fees and salaries                   219,961         55,000        376,714
                                                     -----------    -----------    -----------
                                                         125,012         36,842     (1,175,626)
                                                     -----------    -----------    -----------
INVESTING ACTIVITIES
  Purchase of capital assets                          (1,622,078)        (1,091)    (2,439,463)
  Deposits                                                (6,815)            --         (6,815)
                                                     -----------    -----------    -----------
                                                      (1,628,893)        (1,091)    (2,446,278)
                                                     -----------    -----------    -----------
FINANCING ACTIVITIES
  Notes payable                                           38,150         (1,079)       119,390
  Increase in (repayment of) long-term liabilities        (9,429)      (143,239)       347,201
  Repayment of advances from NuPro                            --         67,038        204,508
  Advances from (repayments to) shareholders             (85,617)        41,122         34,229
  Increase in convertible debentures                   1,050,000             --      1,050,000
  Common stock subscribed and paid                     4,896,302             --      6,254,559
                                                     -----------    -----------    -----------
                                                       5,889,406        (36,158)     8,009,887
                                                     -----------    -----------    -----------
INCREASE (DECREASE) IN CASH FOR THE PERIOD             4,385,525           (407)     4,387,983

CASH, BEGINNING OF PERIOD                                  2,458          2,865             --
                                                     -----------    -----------    -----------
CASH, END OF PERIOD                                  $ 4,387,983    $     2,458    $ 4,387,983
                                                     ===========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

1.   BASIS OF FINANCIAL STATEMENT PRESENTATION


     TrucTech, Inc. ("TrucTech") (A Development Stage Company) was formed to develop and manufacture a unique telescoping pickup truck cover and other prospective products.


     NuPro Innovations Inc. ("NuPro") (A Development Stage Company) was formed to further develop and commercialize an innovative industrial engineering hybrid composite material technology, which it acquired through exercise of the option disclosed in Note 3.


     As discussed in Note 3, NuPro entered into an agreement to acquire all the net assets of TrucTech as of December 1, 1998 in exchange for shares of NuPro common stock. However, for accounting purposes, since the TrucTech shareholders received voting control of NuPro (the legal acquirer) in the transaction, the acquisition is treated as the acquisition of NuPro by TrucTech with TrucTech as the accounting acquirer (reverse acquisition). Accordingly, the pre-combination financial statements are the historic financial statements of TrucTech. All historical equity disclosures of the accounting acquirer have been retroactively adjusted for the pro-rata effect of the NuPro shares issued to its shareholders (7,333,333) in conjunction with the reverse acquisition.

     The financial statements of NuPro are for the fiscal years ended November 30, 1999. The financial statements of TrucTech are for the eleven months ended November 30, 1998 . The 1998 financial statements of TrucTech have been restated to give effect to the adjustment further discussed in Note 5.


     The 1999 financial statements are consolidated presentations including those of its majority owned subsidiary NuPro Innovation Mexico S.A. de C.V. All inter-company assets, liabilities and operating transactions have been eliminated upon consolidation.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     The Companies follow the generally accepted accounting principles of the United States ("U.S. GAAP").


     (a)  Nature of Business

          TrucTech, incorporated on May 31, 1989 in the State of Georgia, U.S.A., has been in a development stage since its formation and is in the process of dissolution.

          NuPro was incorporated as TracTop Distributing Inc. in Canada on November 27, 1996, and has been in the development stage since its formation. As of August 7, 1997, the Company was redomesticated and continued in the State of Delaware, U.S.A. and changed its name NuPro Innovations Inc.


          A 99% owned foreign subsidiary has been incorporated as of November 12, 1998 as NuPro Innovation Mexico S.A. de C.V. At November 30, 1998 its organization was incomplete and it had no assets, liabilities, revenues or expenses. As of November 30, 1999 its activities include construction of a production facility in Guaymas, Sonora, Mexico which is not yet operational.


     (b)  Use of Estimates

          The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


     (c)  Property and Equipment

          Property  and  equipment  are  recorded  at cost less  impairment  and
          accumulated   depreciation.   Depreciation   is  recorded   using  the
          straight-line or units-of-production methods at the following rates:

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

               Building                                          3%
               Plant Equipment                                  10%
               Production Tooling                      $10 per unit
               Automotive Equipment                             20%
               Office Equipment                          10 and 20%

          Management periodically assesses its ability to recover the cost of its long-lived assets in accordance with the provisions of SFAS 121. Costs deemed not recoverable are charged to operations and the asset cost reduced by the estimated impairment.

     (d)  Foreign Currency Translation


          Assets and liabilities are translated from Canadian or Mexican currency into U.S. currency by use of the exchange rates in effect at the balance sheet date. Revenues and expenses are translated using the exchange rates in effect on the date they are included in income or using weighted-average exchange rates. Capital accounts are translated using the exchange rates in effect when the foreign entity's capital stock was acquired or issued. Gains or losses on translating the Canadian or Mexican currency into U.S. currency are reported as other comprehensive income. Foreign currency transaction gains and losses are included in net income in the period the exchange rate changes. Translation or transaction gains or losses were not material to the financial statements as of November 30, 1999.


     (e)  Cash and Cash Equivalents


          The company considers highly liquid investments having a maturity of three months or less at the date of purchase to be cash equivalents. As of November 30, 1999 cash included five certificates of deposit totaling approximately $3,787,000 with maturities ranging from 30 to 90 days, bearing interest at approximately 4 - 5%. One of the CD's, in the amount of $100,000, is restricted as security for a line of credit.

          Cash balances are insured by the F.D.I.C. up to $100,000 per institution. Balances in excess of $100,000 per institution are at risk should the financial institution fail. Substantially all of the company's cash assets are held by one financial institution and are accordingly subject to that risk.



3.   ACQUISITION OF TRUCTECH, INC.


     By agreement dated December 5, 1996, as amended, NuPro (fka TrucTech) had an option to acquire the net assets of TrucTech, including technology rights, at their fair value, by exchanging NuPro stock for all of the net assets and liabilities of TrucTech. However, for accounting purposes, since the TrucTech shareholders received voting control of NuPro (the legal acquirer) in the transaction, the acquisition is treated as the acquisition of NuPro by TrucTech with TrucTech as the accounting acquirer (reverse acquisition). The shares issued by NuPro are recorded at their fair value which approximates the net book value of its assets. In accordance with the provisions of APB 16 an effective date of December 1, 1998, was agreed to by both parties with the asset purchase agreement and bill of sale transacted as of that date.


     Both the stockholders and directors of TrucTech have acknowledged that the technology to the material that is a major component of the TracTop product is an unpatented technology that is owned by Krida Overseas Investments Trading Limited ("Krida"), controlled by Luba Veselinovic, spouse of the TrucTech president, Elke Veselinovic.



     TrucTech has entered into a licensing and royalty agreement for the patent rights to certain technologies used in the TracTop product. The agreement required payment of $150,000 from profits and $5.00 per unit sold. Additionally, TrucTech has developed other technologies, which are unpatented, pertaining to the development and production of the TracTop units.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

     The technology rights acquired by the NuPro shareholders from TrucTech are the learned and licensed technologies that apply to the TracTop product and the license agreement to the NuPro technology that is the acknowledged property of Krida.


     In June 1999 the oral technology license agreement referred to in Note 3 to the audited financial statements for the year ended November 30, 1998 was documented in a written agreement between Krida and NuPro. The agreement grants NuPro an exclusive worldwide license to the NuPro technology owned by Krida through December 31, 2002. The license fee is 1.5% of the gross revenues up to $5,000,000 and 2% thereafter resulting from the NuPro technology and products sold by NuPro. The exclusivity after December 31, 2002 is dependent on the continuing involvement of Luba Veselinovic or achievement of at least 50% of the forecasted sales in the business plan and annual sales increase of at least 10%.




4.   ACCOUNTS RECEIVABLE - TOPTRAC, S.A. DE C.V.

     This amount represents unsecured advances to TopTrac, S.A. de C.V. ("TopTrac"), a Mexican manufacturing company, owned by a director of NuPro, which manufactures the TracTop product for direct sales in Mexico and for sales to NuPro. The amount is comprised as follows:



                                                     (Consolidated)  (Tructech)
                                                          1999          1998
                                                       ----------    ----------
     1997 sale of inventory of TracTop Components      $   78,051    $    8,051
     Miscellaneous charges paid on behalf of TopTrac       12,138        12,138
     Cash advance                                              --        10,000
                                                       ----------    ----------
                                                       $   90,189    $  100,189
                                                       ==========    ==========

     The balance is to be repaid, without interest, at the rate of $100 per TracTop unit sold. Management anticipates the recovery of this asset by the end of 2002 (once production has been resumed in fiscal 2001).

5.   PROPERTY AND EQUIPMENT

                                                     (Consolidated)  (Tructech)
                                                          1999          1998
                                                       ----------    ----------
     Land                                              $  252,822    $       --
     Construction in Progress (Note 11)                 1,339,970            --
     Plant Equipment                                      140,427       140,228
     Production Tooling                                   258,412       258,412
     Automotive Equipment                                 105,006        31,581
     Office Equipment                                      29,398        22,040
                                                       ----------    ----------
                                                        2,126,035       452,261

     Less: Accumulated Depreciation                       102,649        82,840
                                                       ----------    ----------
     Net book value                                    $2,023,386    $  369,421
                                                       ==========    ==========

     All of the TrucTech plant equipment is located at the TopTrac, S.A. de C.V. plant in Guaymas, Mexico. NuPro (fka TrucTech) has entered into a lease for contiguous space. Under terms of the lease, equipment and inventory is subject to possession and sale by the landlord to satisfy lease delinquencies, if any.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------



                                                     (Consolidated)  (Tructech)
     Investment in Unutilized Pre-production Plant        1999          1998
                                                       ----------    ----------
     Land                                              $       --    $   82,500
     Building                                                  --       225,795
     Less Accumulated Depreciation                                      (10,340)
     Less Impairment Reserve                                            (71,841)
                                                       ----------    ----------
     Net book value                                    $       --    $  226,114
                                                       ==========    ==========

     In January 1999, the Company sold the land and building which has a book value of $297,995 for net proceeds after adjustments and selling expenses of $225,254. The mortgage payable thereon was discharged by the proceeds. A loss of $71,841 was realized on the transaction. The fiscal 1998 financial statements have been restated to recognize the asset impairment as of November 30, 1998, which increased the 1998 TrucTech net loss per share by approximately $(.01).

6.   NOTES PAYABLE

     Included in NuPro (fka TrucTech) bank indebtedness is a bank line of credit in the amount of $31,185 (Cdn $45,000) with an outstanding balance at November 30, 1999 of $20,969 (Cdn $30,265). The bank line of credit is due on demand and bears interest at prime plus 4% and is secured by a general security agreement over all assets of the Company and the guarantee of a former director. TrucTech also has a bank note outstanding in the amount of $31,866, due January 22, 2000 including 10% interest. Also included in notes payable are loans from affiliates totaling $66,555 further discussed in Note 12. Prime at November 30, 1999 was 8.25%.

     On June 1, 1999 NuPro (fka TrucTech) opened a line of credit with Bank One in the amount of $100,000. The line was secured by a certificate of deposit in an equal amount. Interest is payable monthly and accrues at prime, which at November 30, 1999 was 8.25%. The maximum amount was borrowed on the line and repaid during the year. The line will be reviewed for renewal annually.


     ACCOUNTS PAYABLE


     Included in accounts payable at November 30, 1999 are $125,519 trade accounts payable and $416,705 construction accounts payable. Included in construction accounts payable are $26,955 due to DIEZ (E. Zaragoza affiliate) for the balance of the Guaymas land and $196,883 to Inversiones de Guaymas for construction, further discussed in Notes 11 and 12.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

7.   LONG-TERM LIABILITIES                            (CONSOLIDATED)  (TRUCTECH)
                                                           1999          1998
                                                           ----          ----
     Mortgage Payable
     Montgomery County Bank - 9% payable in monthly
      installments of $2,575, including principal
      and interest, due May 1999, secured by Company
      real estate.                                       $     --      $ 230,699

     Notes Payable
     Montgomery County Bank - prime plus 2.5%, payable
      in monthly installments of $4,224, including
      principal and interest, due February 2002.
      Secured by a general security agreement over
      all assets, and insured by the Small Business
      Administration.                                     120,196        149,355

     Chrysler Corporation
     12.5%, payable in monthly installments of $630,
      including principal and interest, due July 2000.
      Secured by a vehicle and the guarantee of a
      director.                                             6,498         12,764

     Other Contracts Payable
     1999 amount is a capitalized lease payable to the
      Veselinovic Children's Trust for lease of a
      1999 Suburban, 60 monthly payments of $739,
      including imputed interest at 8.5%                   35,049          9,053

     Related Party Loans
     Loans from various shareholders of the Companies,
      interest at 10-12%, with no specific terms of
      repayment or maturity dates. Unsecured.              98,327        119,846
                                                        ---------      ---------
                                                          260,070        521,717
     Less: Current portion of principal                   157,673        395,246
                                                        ---------      ---------
                                                        $ 102,397      $ 126,471
                                                        =========      =========

     Future minimum principal payments due for the years ended November 30 are as follows:
                       2000                             $ 157,673
                       2001                                51,032
                       2002                                51,365
                                                        ---------
                                                        $ 260,070
                                                        =========

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

8.   SHARE CAPITAL

     Under the State of Delaware Certificate of Incorporation, NuPro's capital stock is as follows:

     (a)  Authorized
          20,000,000 shares of common stock, par value of $0.001
          1,000,000 shares of preference stock, par value of $0.001, issuable in series, with powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations, or restrictions as fixed by the Board of Directors.

     (b)  Issued
          12,617,218 shares of common stock.

     In July, 1999 750,000 escrow shares were returned to treasury and redistributed to certain shareholders in accordance with the plan previously authorized by the board of directors. 460,887 shares were distributed to approximately 60 shareholders to equalize the initial issue price paid and 289,113 were distributed to 7 shareholders to settle various NuPro (fka TrucTech) commitments.

     (c)  Share Purchase Options

          Options to purchase 275,000 common shares are outstanding, and may be exercised on the following basis:

                                  Number of    Exercise
                                   Shares        Price      Expiration Date
                                   ------        -----      ---------------
          Directors                125,000       $4.00      December 31, 2002
          Advisory Council          90,000       $4.00      December 31, 2000
          Consultants               60,000       $1.00      December 31, 2002

     REGULATION S

     In an offering that closed July 7, 1999, the Company raised capital and issued securities under Regulation S of the Securities Act. The issue, totaling $6,000,000, consists of 1,500,000 shares of common stock at $2.00 per share, $3,000,000 in debentures convertible into shares of common stock at a minimum of $2.00 per share, and warrants to purchase 1,500,000 additional shares of common stock at $2.50 per share, exercisable only after the debentures have been converted. As of November 30, 1999, $3,500,000 of the units subscribed had been paid with shareholders opting to receive common shares directly in lieu of convertible debentures. The remaining $2,500,000 has also been collected which resulted in the issuance of an additional 725,000 common shares and convertible debentures totaling $1,050,000. Interest will begin accruing on the debentures at 10% per annum commencing January 1, 2000 with maturity on December 31, 2004. Warrants for 200,000 shares are subscribed but unpaid at $2.50 per share leaving remaining unsubscribed or exercised warrants for 1,300,000 shares.


     The debentures have not yet been distributed in anticipation of further conversions to common stock. Interest has not been accrued on the subscribed and paid but undistributed certificates. Management sold the debentures with the intent that interest would not begin accruing until one year after their issue date. The undistributed debentures, which prescribed interest payment beginning approximately one year after the issue date of July 7, 1999, have been revised for an accrual date of January 1, 2000. Accrual of interest through November 30, 1999 would approximate $50,000 which would have been capitalized as construction period interest. The debenture subscribers have subsequently agreed to set the interest accrual date as January 1, 2000.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------


9.   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     No income taxes were paid and interest paid approximates the amounts disclosed as expense.

10.  INCOME TAXES

     TrucTech potentially has losses for income tax purposes available to reduce taxable income of approximately $2,074,000. The potential benefit ($830,000) of these losses has not been reflected in the financial statements since it is more likely than not that the losses will not be utilized. The benefit of these losses may only be applied to future income from the TracTop product. These losses will begin expiring as of December 31, 2004. Additionally, the limitations on these losses resulting from the business combination has not been determined but could be substantial. Accordingly, the valuation allowance equals the deferred tax asset. The deductibility and carryover benefit of the amount paid to TrucTech shareholders through issuance of TrucTech stock as "recognition of sweat equity" has not been determined and is excluded from the above.

     NuPro (fka TrucTech) potentially has losses for income tax purposes available to reduce future taxable income of approximately $1,637,000. The potential benefit ($655,000) of these losses has not been reflected in the financial statements since it is more likely than not that the losses will not be utilized. These losses will begin expiring as of November 30, 2012. Additionally, the limitations on these losses resulting from the business combination has not been determined but could be substantial. Accordingly, the valuation allowance equals the deferred tax asset.

11.  COMMITMENTS AND CONTINGENCIES

     NuPro (fka TrucTech) has lease commitments outstanding as follows:

                                          Monthly     Annual        Maturity
                                          -------     ------        --------
     Office - Tucson, Arizona             $1,961     $25,332      March 31, 2000
     Factory - Guaymas, Mexico             1,015      12,180    October 31, 2002

               2000                                  $20,024
               2001                                   12,180
               2002                                   11,165
                                                     -------
                                                     $43,369
                                                     =======

     See the above discussion regarding lessor's contingent rights to inventory and equipment of NuPro (fka TrucTech).

     On February 15, 1998, TrucTech and NuPro (fka TrucTech) entered into an agreement with Tooling Technology, canceling their option to acquire 3% of the issued and outstanding TrucTech shares and settling in full the approximate $100,000 liability for production tooling in exchange for 100,000 shares of NuPro stock and warrants to acquire an additional 100,000 shares at $1.25 per share. Those warrants expired on June 30, 1998 without exercise.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

     CONTINGENCIES

     SHARES ISSUED FOR "SWEAT EQUITY"

     TrucTech issued common shares at their fair value to certain stockholders, officers and directors in recognition of their services and other valuable contribution to TrucTech ("sweat equity"). The shares issued were based in part on the value of services performed by these individuals during the development stage of TrucTech and other pro-rata amounts. Services performed included, but were not limited to, capital acquisition, product and systems design and testing, marketing, legal, accounting and administration. It has not been determined for tax purposes if these shares will be considered capital distributions or compensation to the recipients. The tax consequences of this determination to the recipients could be substantial. The tax consequences to TrucTech have not been determined, but are believed to be immaterial. See further comments in Note 10.

     YEAR 2000 COMPLIANCE

     The year 2000 issue relates to misstatements that may result in computer systems that use only two digits to record a year. The misstatements, which may occur before, on, or after January 1, 2000, result when dates are used in computations and comparisons. Company management believes it is compliant with the SEC's requirement to evaluate and disclose the cost of compliance. NuPro (fka TrucTech) utilizes only popular retail software which asserts that it is Y2K compliant. Additionally, management believes it is not currently dependent on vendors or suppliers whose systems, if not compliant would cause any material financial misstatements to NuPro (fka TrucTech).

     MANAGEMENT TRANSITION

     In May 1999, Luba Veselinovic entered into an agreement (on behalf of Krida and the Veselinovic Children's Trust) with Gary Fitchett, personally and on behalf of the Fitchett Family Trust, Pinecrest Consultants, Inc. and Management Synergistics to purchase 1,000,000 shares of Fitchett's NuPro (fka TrucTech) shares for the aggregate price of $500,000. $250,000 of the purchase price is payable on closing. Closing has not yet occurred because certain conditions precedent to closing have not yet been satisfied. The remaining $250,000 balance is payable by a note co-signed by Luba Veselinovic and NuPro Innovation Inc. and is payable according to the following schedule:

                                              MONTHLY        ANNUAL
                                              -------        ------
                 Year one                     $ 2,500       $  30,000
                 Year two                       5,000          60,000
                 Year three                     7,500          90,000
                 Year four                     10,000          70,000
                                                            ---------
                                                            $ 250,000
                                                            =========

     The written agreement specifies a partial return of shares to Mr. Fitchett if the note is not paid by August 31, 2004.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------


     While NuPro (fka TrucTech) is not the principal signer of the note, it is expected that the cash flows will come from NuPro (fka TrucTech) as payment of compensation or accrued management fees to Luba Veselinovic or one of his affiliated entities. Existing accrued management fees due to Fitchett of approximately $175,000 will be paid upon the earlier of (1) completion of a public offering of NuPro (fka TrucTech) shares or (2) annual profits earned in excess of required annual capital expenditures and dividends. $175,000 of the management fees due to Luba Veselinovic are also "frozen" and payable under the above mentioned terms. Management fees in excess of $175,000 accruing to Luba Veselinovic or his affiliates are payable out of available funds. The "frozen" fees may otherwise be paid to make the note payments or personal obligations of Veselinovic to Fitchett. An additional 200,000 shares were provided by Fitchett to Veselinovic to use for special consideration at no charge. Certain issues related to the written agreement are being clarified by the parties. Management believes these issues will be resolved in a manner that is not materially adverse to the Company.

     CONSTRUCTION IN PROGRESS

     NuPro (fka TrucTech) and its Mexican Subsidiary are both involved with construction projects as of November 30, 1999. NuPro (fka TrucTech) is constructing an office, research and storage facility in Tucson of approximately 13,400 square feet for a total estimated cost of $1,300,000. The company is acting as its own general contractor and is engaging various subcontractors to construct the project. Payables to these contractors, included in accounts payable, total approximately $193,000 as of November 30, 1999. As of November 30, management estimates that the project is 37% complete, having incurred costs to date of approximately $445,000 and estimate that $855,000 of additional costs will be incurred through the completion of the project.

     NuPro Innovation Mexico S.A. de C.V. is constructing two production facilities in Guaymas, Sonora, Mexico, totaling approximately 32,000 square feet for a total estimated cost of $1,300,000. An affiliate of NuPro (fka TrucTech) director, Ernesto Zaragoza, is acting as the general contractor and is engaging various subcontractors to construct the project. Payables to these contractors, included in accounts payable, total approximately $223,838 as of November 30, 1999. As of November 30, management estimates that the project is 75% complete, having incurred costs to date of approximately $895,000 and further estimate that approximately $341,000 of additional costs will be incurred through the completion of the project.


     In addition to the direct costs of construction, management estimates that an additional $699,000 will be expended during fiscal 2000 to furnish and equip the Tucson facility and $1,116,000 will be expended during fiscal 2000 to furnish and equip the Guaymas facilities.

12.  RELATED PARTY TRANSACTIONS

     During the periods, the following financial transactions were completed with shareholders, directors, managers or employees who are deemed to be related parties to each Company:

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1999 AND 1998
--------------------------------------------------------------------------------

     NUPRO (FKA TRUCTECH)
     CONSOLIDATED

     During 1999 rent was paid to a director for factory space and demo line in Guaymas, Mexico, of $40,757.

     During 1999, management fees were accrued to two members of management in the amount of $180,000.


     During 1999, management salaries were accrued to one member of management in the amount of $73,290.

     During 1999, various unsecured loans bearing interest at 12% per annum were made to the Company by shareholders. The balance outstanding at November 30, 1999 totaled $66,555.


     During 1999, wages were paid to children of one director in the amount of $12,033.

     During 1999, NuPro Mexico advanced funds totaling $768,000, to Inversiones de Guaymas, and other affiliates of Ernesto Zaragoza who is a director of NuPro (fka TrucTech), for progress payments for facility construction. See
     Note 11.

     TRUCTECH

     During 1998 an unsecured loan bearing interest at 10% was made to the Company by a director. The balance outstanding at November 30, 1998 was $119,846.

     As  discussed  on Note 11,  on July 27,  1998,  the  TrucTech  shareholders approved the issuance of 967,706 shares (6,124,685 pro-rata NuPro shares) as stock dividends and recognition of "sweat equity" which resulted in approximately 457,000 shares (approximately 2,892,000 pro-rata NuPro shares) being issued to related parties (primarily Veselinovic and Fitchett affiliates).

13.  NET LOSS PER SHARE

     Restricted shares and warrants are not included in the computation of the weighted average number of shares outstanding during the period as the effect would be antidilutive. The 1999 net loss per common share is calculated by dividing the consolidated loss by the 11,336,670 weighted average number of shares outstanding during the year. The 1998 net loss per common share is calculated by dividing the combined losses by the 10,142,218 shares outstanding after the business combination.

14.  SECONDMENT AGREEMENT

     NuPro (fka TrucTech) entered into a "secondment" agreement effective December 1, 1998 with Krida Overseas Investments Trading Limited, a Cyprus entity affiliated with Luba Veselinovic, whereby Luba is employed by Krida to provide services to NuPro (fka TrucTech) at the rate of $12,500 per month. The initial term of the agreement is five years but may be extended for additional five-year periods. The agreement may not be terminated during the initial term.

                             NUPRO INNOVATIONS INC.
          THE SEPARATE STATEMENTS FOR THE YEAR ENDED NOVEMBER 30, 1998


Independent Auditor's Report..............................................  F-17

Audited Financial Statements for the year ended November 30, 1998:

         Balance Sheet....................................................  F-18

         Statements of Loss and Deficit...................................  F-19

         Statements of Shareholders' Equity...............................  F-20

         Statements of Cash Flows.........................................  F-21

         Notes to Financial Statements....................................  F-22

                            S.E.CLARK & COMPANY, P.C.
--------------------------------------------------------------------------------
          Member: S.E.C. Practice Section of the American Institute of
                          Certified Public Accountants


                         Report of Independent Auditors


Shareholders and
Board of Directors
NuPro Innovations Inc.
Tucson, Arizona


We have audited the balance sheet of NuPro Innovations Inc. (a development stage company) as of November 30, 1998 and the related statements (as restated) of shareholders' equity, loss and deficit, and cash flows from inception and for the periods then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of NuPro
Innovations Inc. as of November 30, 1998 and the restated results of its operations and cash flows from inception and for the periods then ended in conformity with generally accepted accounting principles.


S.E.Clark & Company, P.C.


Tucson, Arizona
January 14, 2000


          Member: National Association of Certified Valuation Analysts
--------------------------------------------------------------------------------
  744 N. Country Club Road, Tucson, AZ 85716 (520) 323-7774 Fax (520) 323-8174
                              seclarkcocpa@aol.com
                                www.seclarkco.com

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

BALANCE SHEET
AT NOVEMBER 30, 1998
--------------------------------------------------------------------------------

ASSETS

CURRENT
   Accounts Receivable                                                  $  3,902
   Prepaid                                                                 2,573
                                                                        --------
     Total Current Assets                                                  6,475

PROPERTY AND EQUIPMENT                                                    51,696

OTHER
  Advances to TrucTech, Inc.                                             574,856
                                                                        --------
                                                                         574,856
                                                                        --------

                                                                        $633,027
                                                                        ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
   Notes Payable                                                        $ 29,335
   Accounts Payable and Accrued Liabilities                               73,607
   Accrued Management Fees and Salaries                                  270,500
   Current Portion of Long-term Liabilities                               64,098
                                                                        --------
     Total Current Liabilities                                           437,540

SHAREHOLDERS' EQUITY                                                     195,487
                                                                        --------

                                                                        $633,027
                                                                        ========

   The accompanying notes are an integral part of these financial statements.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF LOSS AND DEFICIT
PERIODS ENDED NOVEMBER 30, 1998
--------------------------------------------------------------------------------

                                                                     ACCUMULATED
                                                       YEAR ENDED     DURING THE
                                                      NOVEMBER 30,   DEVELOPMENT
                                                          1998          STAGE
                                                      -----------     ---------

Revenues                                              $        --     $      --
                                                      -----------     ---------

Costs and expenses:
    Development, Pre-production and Administration        644,958       957,066
    Financial, primarily interest                          11,235        18,043
    Depreciation and amortization                          13,453        16,587
                                                      -----------     ---------

  Total expenses                                          669,646       991,696
                                                      -----------     ---------

Net loss                                              $  (669,646)    $(991,696)
                                                      ===========     =========

Net loss per common share (basic and diluted)         $     (0.26)
                                                      ===========

Weighted average shares outstanding (Note 13)           2,562,051
                                                      ===========

   The accompanying notes are an integral part of these financial statements.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF SHAREHOLDERS' EQUITY
  YEAR ENDED NOVEMBER 30,  1998
--------------------------------------------------------------------------------

                                                                                 DEFICIT
                                                                               ACCUMULATED
                                                      SHARE       ADDITIONAL     DURING
                                         COMMON      CAPITAL        PAID-IN    DEVELOPMENT
                                         SHARES       AMOUNT        CAPITAL       STAGE          TOTAL
                                       ---------    ---------     ----------    ---------     -----------
ISSUED DURING FISCAL 1996
Issued for cash (Note 8)                 750,002    $   5,571     $       --                  $     5,571
ISSUED DURING FISCAL 1997
Issued for cash (Note 8)                 542,672      200,975             --                      200,975
Issued for services                       75,660       27,268             --                       27,268
Issued for settlement of debts
 of TrucTech, Inc.                       535,806      270,348             --                      270,348
                                       ---------    ---------     ----------                  -----------

ISSUED PRIOR TO REDOMESTICATION
 AUGUST 7, 1997 (NOTE 2(a))            1,904,140      504,162             --                      504,162
Adjustment to par value                       --     (502,258)       502,258                           --
Issued for cash (Note 8)                 200,933          201        119,664                      119,865
Issued for services                       38,273           38         22,652                       22,690
                                       ---------    ---------     ----------                  -----------

ISSUED TO NOVEMBER 30, 1997            2,143,346        2,143        644,574                      646,717
DEVELOPMENT STAGE LOSS
 AS PREVIOUSLY REPORTED                       --           --             --    $(177,399)       (177,399)
 Adjustment to restate expenses
  associated with TrucTech, Inc.              --           --             --     (144,651)       (144,651)
                                       ---------    ---------     ----------    ---------     -----------

BALANCES, AS RESTATED                  2,143,346        2,143        644,574     (322,050)        324,667
Issued for cash (Note 8)                 545,389          546        419,770           --         420,316
Issued for services                        5,150            5          5,145           --           5,150
Issued for settlement of debts
 of TrucTech, Inc.                       100,000          100         99,900           --         100,000
Issued for short-term rent                15,000           15         14,985           --          15,000
Net loss as previously reported               --           --             --     (814,297)             --
Adjustment to restate expenses
   Associated with TrucTech, Inc.             --           --             --      144,651              --
                                                                                ---------
Net loss, as restated                         --           --             --     (669,646)     (4,064,644)
                                       ---------    ---------     ----------    ---------     -----------
BALANCE, NOVEMBER 30, 1998             2,808,885    $   2,809     $1,184,374    $(991,696)    $   195,487
                                       =========    =========     ==========    =========     ===========

   The accompanying notes are an integral part of these financial statements.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

STATEMENTS OF CASH FLOW
PERIODS ENDED NOVEMBER 30, 1998
--------------------------------------------------------------------------------

                                                                     ACCUMULATED
                                                       YEAR ENDED     DURING THE
                                                      NOVEMBER 30,   DEVELOPMENT
                                                          1998          STAGE
                                                       ---------      ---------
CASH PROVIDED BY (USED IN)                             (Restated)
OPERATING ACTIVITIES
 Net loss for the period                               $(669,646)     $(991,696)
 Adjustments to reconcile net loss to net cash
  Depreciation                                            13,453         16,587
  Rent and Services paid for by issuance of
   shares (Note 9)                                        20,150         70,108
  Accounts receivable                                       (397)        (3,902)
  Prepaid                                                 (2,500)        (2,573)
  Accounts payable and accrued liabilities                32,392         73,607
  Customer deposits                                      (25,000)            --
  Accrued management fees                                270,500        270,500
                                                       ---------      ---------
                                                        (361,048)      (567,369)
                                                       ---------      ---------
INVESTING ACTIVITIES
 Purchase of capital assets                               (2,129)       (68,283)
 Advances to TrucTech, Inc. (Note 9)                     (67,038)      (204,508)
                                                       ---------      ---------
                                                         (69,167)      (272,791)
                                                       ---------      ---------
FINANCING ACTIVITIES
 Notes payable                                            (6,308)        29,335
 Issuance of shares                                      420,316        746,727
 Advances from shareholders                               16,136         64,098
                                                       ---------      ---------
                                                         430,144        840,160
                                                       ---------      ---------
INCREASE (DECREASE) IN CASH FOR THE PERIOD                   (71)            --

CASH, BEGINNING OF PERIOD                                     71
                                                       ---------      ---------
CASH, END OF PERIOD                                    $      --      $      --
                                                       =========      =========

   The accompanying notes are an integral part of these financial statements.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998
--------------------------------------------------------------------------------

1.   BASIS OF FINANCIAL STATEMENT PRESENTATION

     NuPro Innovations Inc. ("NuPro") (A Development Stage Company) was formed to further develop and commercialize an innovative industrial engineering hybrid composite material technology, which it acquired through exercise of the option disclosed in Note 3.

     The financial statements of NuPro are for the fiscal year ended November 30, 1998. The 1998 financial statements of NuPro have been restated to give effect to the adjustment further discussed in Note 3.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Companies follow the generally accepted accounting principles of the United States ("U.S. GAAP").

     (a)  Nature of Business

          NuPro was incorporated as TracTop Distributing Inc. in Canada on November 27, 1996, and has been in the development stage since its formation. As of August 7, 1997, the Company was redomesticated and continued in the State of Delaware, U.S.A. and changed its name NuPro Innovations Inc. A 99% owned foreign subsidiary has been incorporated as of November 12, 1998 as NuPro Innovation Mexico S.A. de C.V. At November 30, 1998, its organization was incomplete and it had no assets, liabilities, revenues or expenses.

     (b)  Use of Estimates

          The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     (c)  Property and Equipment

          Property  and  equipment  are  recorded  at cost less  impairment  and
          accumulated   depreciation.   Depreciation   is  recorded   using  the
          straight-line method at the following rates:

                    Production Equipment                    10%
                    Automotive Equipment                    20%
                    Office Equipment                 10 and 20%

          Management periodically assesses its ability to recover the cost of its long-lived assets in accordance with the provisions of SFAS 121. Costs deemed not recoverable are charged to operations and the asset cost reduced by the estimated impairment.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998
--------------------------------------------------------------------------------

     (d)  Foreign Currency Translation

          Assets and liabilities are translated from Canadian or Mexican currency into U.S. currency by use of the exchange rates in effect at the balance sheet date. Revenues and expenses are translated using the exchange rates in effect on the date they are included in income or using weighted-average exchange rates. Capital accounts are translated using the exchange rates in effect when the foreign entity's capital stock was acquired or issued. Gains or losses on translating the Canadian or Mexican currency into U.S. currency are reported as other comprehensive income. Foreign currency transaction gains and losses are included in net income in the period the exchange rate changes. Translation or transaction gains or losses were not material to the financial statements as of November 30, 1998.

     (e)  Cash and Cash Equivalents

          The company considers highly liquid investments having a maturity of three months or less at the date of purchase to be cash equivalents.

          Cash balances are insured by the F.D.I.C. up to $100,000 per institution. Balances in excess of $100,000 per institution are at risk should the financial institution fail. Substantially all of the company's cash assets are held by one financial institution and would be subject to that risk.

3.   ACQUISITION OF NET ASSETS OF TRUCTECH, INC.

     By agreement dated December 5, 1996, as amended, NuPro received an option to acquire the net assets of TrucTech, including technology rights, at their fair value, by exchanging NuPro stock for all of the net assets and liabilities of TrucTech. However, for accounting purposes, since the TrucTech shareholders received voting control of NuPro (the legal acquirer) in the transaction, the acquisition is treated as the acquisition of NuPro by TrucTech with TrucTech as the accounting acquirer (reverse acquisition). The shares issued by NuPro are recorded at their fair value which approximates the net book value of its assets. In accordance with the provisions of APB 16 an effective date of December 1, 1998 was agreed to by both parties with the asset purchase agreement and bill of sale transacted as of that date.

     As a result of the option agreement to acquire the net assets of TrucTech, and the anticipated completion thereof, NuPro commenced organizational activities and prototyping and market development efforts in early 1997. However, certain related expenses, totaling $144,651, continued to be paid by TrucTech until November 30, 1997.

     In 1998 management recognized that these 1997 amounts should have been born by NuPro and were subsequently transferred to NuPro. The amount, which had been included in the 1998 expenses of NuPro is accordingly reflected as a prior period adjustment to 1997. The restatement decreased the 1998 net loss by approximately $(.01) per share.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998
--------------------------------------------------------------------------------

4.   ADVANCES TO TRUCTECH, INC.

     The amount represents unsecured advances during 1997 and 1998 to support the TrucTech operations in contemplation of the business combination transacted as of December 1, 1998. $370,348 of the amount represents TrucTech obligations paid by the issuance of NuPro stock valued at its fair market value as of the date of issuance. The balance represents cash advanced.

5.   PROPERTY AND EQUIPMENT

     Production Equipment                                            $ 31,952
     Automotive Equipment                                              14,291
     Office Equipment                                                  22,040
                                                                     --------
                                                                       68,283
     Less: Accumulated Depreciation                                    16,587
                                                                     --------
     NET BOOK VALUE                                                  $ 51,696
                                                                     ========

6.   NOTES PAYABLE

     Included in NuPro bank indebtedness is a bank line of credit in the amount of $31,185 (Cdn $45,000) with an outstanding balance at November 30, 1998 of $29,335 (Cdn $45,000). The bank line of credit is due on demand and bears interest at prime plus 4% and is secured by a general security agreement over all assets of the Company and the guarantee of a former director.

7.   LONG-TERM LIABILITIES

     Related Party Loans

     Loans from various shareholders of the Companies, interest at 10-12%, with no specific terms of repayment or maturity dates. Unsecured. (U.S. GAAP requires that such loans with
     no specific repayment terms be classified as current.)           $64,098

     Less: Current portion of principal                                64,098
                                                                      -------
     Net long-term debt                                               $    --
                                                                      =======

8.   SHARE CAPITAL

     Under the State of Delaware Certificate of Incorporation, NuPro's capital stock is as follows:

     (a)  Authorized
          20,000,000 shares of common stock, par value of $0.001
          1,000,000 shares of preference stock, par value of $0.001, issuable in series, with powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations, or restrictions as fixed by the Board of Directors.

     (b)  Issued
          2,808,885 shares of common stock.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998
--------------------------------------------------------------------------------

                                           AVERAGE         RANGE           SHARES      AMOUNT         VALUATION
                                           -------         -----           ------      ------         ---------
     ISSUED DURING FISCAL 1996:
       "Escrow" shares issued for cash*     $0.007            $0.007       750,000    $  5,569    fair market value
       Initial shares issued for cash       $1.000            $1.000             2           2    fair market value
                                                                         ---------    --------
                                                                           750,002      5,571
                                                                         ---------    --------
     ISSUED DURING FISCAL 1997:
       Issued for cash                      $0.366     $0.365-$0.366       535,855     195,857    fair market value
       Issued for cash                      $0.524     $0.520-$0.540       169,933      89,000    fair market value
       Issued for cash                      $0.731            $0.731         6,817       4,983    fair market value
       Issued for cash                      $1.000            $1.000        31,000      31,000    fair market value
                                                                         ---------    --------
                                                                           743,605     320,840
                                                                         ---------    --------

       Issued for services                  $0.361     $0.360-$0.361        75,660      27,268    fair market value
       Issued to pay services and debt      $0.506     $0.505-$0.533       569,139     288,098    fair market value
       Issued for services                  $1.000            $1.000         4,940       4,940    fair market value
                                                                         ---------    --------
                                                                           649,739     320,306
                                                                         ---------    --------
     ISSUED DURING FISCAL 1998:
       Issued for cash                      $0.533     $0.514-$0.560       215,816     114,954    fair market value
       Issued for cash                      $0.650            $0.650         9,886       6,425    fair market value
       Issued for cash                      $0.750            $0.750        83,000      62,250    fair market value
       Issued for cash                      $1.000            $1.000       236,687     236,687    fair market value
                                                                         ---------    --------
                                                                           545,389     420,316
                                                                         ---------    --------
       Issued to pay services, rent
         and debt                           $1.000            $1.000       120,150     120,150    fair market value
                                                                         ---------    --------
       TOTAL SHARES ISSUED                                               2,808,885
                                                                         =========

     *    See Note 14.

     (c)  Share Purchase Options

          Options to purchase 275,000 common shares are outstanding, and may be exercised on the following basis:

                                   Number of    Exercise
                                     Shares       Price      Expiration Date
                                     ------       -----      ---------------
               Directors            125,000       $4.00     December 31, 2002
               Advisory Council      90,000       $4.00     December 31, 2000
               Consultants           60,000       $1.00     December 31, 2002

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998
--------------------------------------------------------------------------------

     During fiscal 1998, each member of the Company's Board of Directors received options to acquire 25,000 shares of the Company's common stock at $4.00 per share as director compensation. In addition, each member of the Advisory Council received options during fiscal 1998 to acquire 15,000 shares of the Company's common stock at $4.00 per share as advisory council compensation. Since the exercise price substantially exceeds the current market price of the stock, grant-date fair value has been assigned to the options granted. No options have been exercised during fiscal 1998. Stock issued to acquire goods or services, other than employee services, is valued at grant-date fair value.

9.   SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     In the year ended November 30, 1998, 5,150 shares of NuPro, valued at $5,150, were issued for services, 15,000 shares of NuPro, valued at $15,000, were issued for rent, and 100,000 shares of NuPro, valued at $100,000, were issued to settle debts of TrucTech.

     The value of the shares issued in settlement of debt and services rendered was at the fair value of the shares at the date of issuance. No income taxes were paid and interest paid approximates the amounts disclosed as expense.

10.  INCOME TAXES

     NuPro potentially has losses for income tax purposes available to reduce future taxable income of approximately $986,000. The potential benefit ($394,000) of these losses has not been reflected in the financial statements since it is more likely than not that the losses will not be utilized. These losses will begin expiring as of November 30, 2012. Additionally, the limitations on these losses resulting from the business combination has not been determined but could be substantial. Accordingly, the valuation allowance equals the deferred tax asset.

11.  COMMITMENTS AND CONTINGENCIES

     NuPro has lease commitments outstanding as follows:

                                           Monthly    Annual        Maturity
                                           -------    ------        --------
               Office - Tucson, Arizona     $1,961    $25,332   March 31, 2000
               Factory - Guaymas, Mexico     1,015     12,180   October 31, 2002

     Future minimum lease payments due on leases for years ended November 30 are as follows:

                           1999                      $37,512
                           2000                       20,024
                           2001                       12,180
                           2002                       11,165
                                                     -------
                                                     $80,881
                                                     =======

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998
--------------------------------------------------------------------------------


     On February 15, 1998, TrucTech and NuPro entered into an agreement with Tooling Technology, canceling their option to acquire 3% of the issued and outstanding TrucTech shares and settling in full the approximate $100,000 liability for production tooling in exchange for 100,000 shares of NuPro stock and warrants to acquire an additional 100,000 shares at $1.25 per share. Those warrants expired on June 30, 1998 without exercise.

     CONTINGENCIES

     YEAR 2000 COMPLIANCE

     The year 2000 issue relates to misstatements that may result in computer systems that use only two digits to record a year. The misstatements, which may occur before, on, or after January 1, 2000, result when dates are used in computations and comparisons. Company management believes it is compliant with the SEC's requirement to evaluate and disclose the cost of compliance. NuPro utilizes only popular retail software which asserts that it is Y2K compliant. Additionally, management believes it is not currently dependent on vendors or suppliers whose systems, if not compliant would cause any material financial misstatements to NuPro.

12.  RELATED PARTY TRANSACTIONS

     During the periods, the following financial transactions were completed with shareholders, directors, managers or employees who are deemed to be related parties to the Company:

     In June 1998, options to purchase 25,000 common shares at $4.00 per share until December 31, 2002 were issued to each of five directors.

     In June 1998, options to purchase 15,000 common shares at $4.00 per share until December 31, 2000 were issued to each of six members of the advisory council.

     During 1998 rent was paid to a director for factory space in Guaymas, Mexico of $12,180.

     During 1998, management fees were accrued to two members of management for fiscal 1998 in the amount of $180,000.

     During 1998, management salaries were accrued to one member of management covering the period of January 1997 to November 1998 in the amount of $75,125.

     During 1998, various unsecured loans bearing interest at 12% per annum were made to the Company by shareholders. The balance outstanding at November 30, 1998 totaled $64,098.

     During 1998, wages were paid to children of one director in the amount of $16,436.

NUPRO INNOVATIONS INC.
(A DEVELOPMENT STAGE COMPANY)

NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 1998
--------------------------------------------------------------------------------

     During 1998, common shares were issued as follows:

               Relation                  Number     Consideration                Valuation
               --------                  ------     -------------                ---------
      Director and officer               60,000      45,000 cash             Exercise of warrants
      Director and officer               64,000      33,600 cash             Exercise of warrants
      Director and officer               23,000      17,250 Cash             Exercise of warrants
      Children of  a director             5,600       2,938 Cash             Fair market value
      Members of advisory council         3,375       3,375 Services         Fair market value
      Director                           15,000      15,000 Rent             Fair market value
      TrucTech creditor                 100,000     100,000 debt settlement  Fair market value

13.  NET LOSS PER SHARE

     Restricted shares and warrants are not included in the computation of the weighted average number of shares outstanding during the period as the effect would be antidilutive. The 1998 net loss per common share is calculated by dividing the loss by the 2,562,051 weighted average shares outstanding during the period.

14.  SUBSEQUENT EVENTS

     ACQUISITION OF TRUCTECH, INC.

     By agreement dated December 5, 1996, as amended, NuPro had an option to acquire the net assets of TrucTech, including technology rights, at their fair value, by exchanging NuPro stock for all of the net assets and liabilities of TrucTech. However, for accounting purposes, since the TrucTech shareholders received voting control of NuPro (the legal acquirer) in the transaction, the acquisition is treated as the acquisition of NuPro by TrucTech with TrucTech as the accounting acquirer (reverse acquisition). The 7,333,333 shares issued by NuPro will be recorded at their fair value which approximates the net book value of its assets. In accordance with the provisions of APB 16 an effective date of December 1, 1998 was agreed to by both parties with the asset purchase agreement and bill of sale transacted as of that date.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

Exhibit No.                          Description
-----------                          -----------

   2.1       Certificate of Domestication of the Company, dated August 7, 1997*

   2.2       Certificate of Incorporation of the Company*

   2.3       Bylaws of the Company*

   3.1       Warrant to Purchase Shares of Common Stock of the Company*

   3.2       Form of 10.00% Unsecured Convertible Debenture*

   6.1(a) Technology License Agreement by and between Krida Overseas Investments Trading Limited and the Company effective as of June 1, 1999*

   6.1(b) Amendment No. 1 to Technology License Agreement by and between Krida Overseas Investments Trading Limited and the Company dated as of February 1, 2000**

   6.1(c)    Non-Disclosure and Confidentiality Agreement [Item 3]

   6.2 Asset Purchase Agreement by and between TrucTech, Inc., and the Company effective as of December 1, 1998*

   6.3       Form of Indemnification Agreement for Members of the Board of
             Directors*

   6.4       Form of Indemnification Agreement for Members of the Advisory
             Council*

   6.5 Secondment Agreement by and between the Company and Krida Overseas Investments Trading Limited dated as of December 1, 1998*

   6.6 Form of Stock Option Agreement for Members of the Company's Board of Directors*

   6.7 Form of Stock Option Agreement for Members of the Company's Advisory Council*

   6.8 Office Building Lease between East Broadway 5151 Limited Partnership and Luba Veselinovic and Elke Veselinovic, H & W, DBA NuPro Innovations Inc. dated as of the 17th day of December, 1996*

   6.9 First Amendment to Lease made the 17th day of April, 1998, by and between East Broadway 5151 Limited Partnership and NuPro Innovations Inc., formerly Luba Veselinovic and Elke Veselinovic, Husband & Wife, dba, NuPro Innovations Inc.*

   6.10 Second Amendment to Lease made the 22nd day of March, 1999, by and between East Broadway 5151 Limited Partnership and NuPro Innovations Inc., formerly Luba Veselinovic and Elke Veselinovic, Husband & Wife, dba, NuPro Innovations Inc*.

   6.11 Buy-Sell Agreement dated August 24, 1999 between Ernesto Zaragoza de Cima and NuPro Innovation Mexico S.A. de C.V.**

   6.12(a) Patent Agreement between John W. Martin and Judith Tyler Martin and TracTop International, Inc. dated as of August 10, 1998**

   6.12(b) Letter Agreement between John W. Martin and Judith Tyler Martin and TracTop International, Inc. dated August 6, 1992**

   6.13 Agreement between Luba Veselinovic, the Company and Gary A. Fitchett dated May 24, 1999**

   6.14 Lease between Ernesto Zaragoza de Cima and the Company effective November 1, 1997**

  12.1       Subsidiaries of the Company*

  12.2       Letter on Change in Certifying Accountant**

  12.3       Consent of S.E. Clark & Company, P.C. Independent Auditors

  27         Financial Data Schedule

----------
* Incorporated by reference from the Company's Form 10-SB Registration Statement filed with the Commission on December 9, 1999.

** Incorporated by reference from Amendment No. 1 to the Company's Form 10-SB Registration Statement filed with the Commission on February 16, 2000.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   NUPRO INNOVATIONS INC.


Dated: October 10, 2000            By: /s/ Luba Veselinovic
                                       -----------------------------------------
                                       Luba Veselinovic, Chief Executive Officer